United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

COMPANHIA VALE DO RIO DOCE
Report on Form 6-K

PERFORMANCE OF COMPANHIA VALE DO RIO DOCE IN THE SECOND QUARTER OF 2004 (US GAAP)
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION (US GAAP)
REPORT OF INDEPENDENT ACCOUNTANT (US GAAP)
SUPPLEMENTAL FINANCIAL STATEMENTS (US GAAP)
SIGNATURES

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

PERFORMANCE OF COMPANHIA VALE DO

RIO DOCE IN THE SECOND QUARTER OF 2004

Except where otherwise indicated, the operational and financial information contained in this press release is presented based on the consolidated figures in accordance with generally accepted accounting principles in the United States of America (US GAAP). Except for the information on investments and market behavior, this information is based on quarterly financial statements reviewed by independent auditors. The main subsidiaries of CVRD that are consolidated are: Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Pará Pigmentos (PPSA), Docenave, Ferrovia Centro-Atlântica (FCA), Itaco, CVRD Overseas and Rio Doce International Finance.

www.cvrd.com.br
rio@cvrd.com.br

Investor Relations
Department

Roberto Castello Branco
Rafael Campos
Barbara Geluda
Daniela Tinoco
Eduardo Mello Franco
Rafael Azevedo
Phone: (5521) 3814-4540

SALES, OPERATING INCOME AND CASH FLOW REACHING ALL TIME HIGHS

Rio de Janeiro, August 11, 2004 – Companhia Vale do Rio Doce (CVRD) achieved an extraordinary performance in the second quarter of 2004 (2Q04), marked by several new operating and financial records.

This performance was due to the good execution of CVRD’s strategy, discipline in allocation of capital and management of operations, and the strong expansion in global demand for minerals and metals.

2Q04 net earnings reached US$ 504 million, equivalent to earnings per share of US$1.31, 10.5% higher than the net earnings of US$ 456 million achieved in 2Q03, and 24.4% higher than the 1Q04 net earnings of US$ 405 million.

Return on equity (ROE) was 31.8%, higher than the 26.9% achieved in 2Q03 and the 31.4% of 1Q04.

Operating income – adjusted EBIT – was a record US$ 832 million, 114.4% higher than in 2Q03 (US$ 388 million), and 42.7% higher than in 1Q04 (US$ 583 million). Operating margin, at 43.3%, was also a record, exceeding the 2Q03 operating margin of 33.2% by 1,010 basis points (bp).

Cash flow, as measured by adjusted EBITDA, reached the highest quarterly level in CVRD’s history, at US$ 971 million, 98.2% higher than in 2Q03 and 30.7% higher than in 1Q04.

Various other records were also achieved:

•	Gross revenue of US$ 2.033 billion, 66.8% higher than in 2Q03, and 17.4% higher than in 1Q04.

•	Shipments of iron ore and pellets totaled 55.816 million tons, an increase of 34.5% vis-à-vis 2Q03 and of 5.4% relative to 1Q04.

•	Sales of kaolin were 293 thousand tons versus 285 thousand tons in 1Q04.

•	The volume of general cargo (cargo excluding iron ore and pellets) transported for clients on CVRD’s railroads totaled 7.632 billion net ton kilometers (ntk), compared with 6.236 billion ntk in 1Q04.

CVRD’s capital expenditure in 2Q04 was US$ 488.3 million, totaling US$ 846.3 million in the first half of the year. These investments continue to position CVRD on the path to achieve profitable growth and shareholder value creation.

In June, the Company began shipping copper concentrate produced by Sossego, the mine in the Carajás mineral province in the Brazilian state of Pará, generating in the 2Q04 revenue of US$ 24 million. The implementation of the Sossego operations fully met expectations and confirmed CVRD’s technical skills in the development of non-ferrous mineral projects, already proven over the years with its experience in bauxite, kaolin, gold and potash.

There was a substantial reduction in financial leverage, and an increase in interest coverage – both indicators reached excellent levels, demonstrating the Company’s capacity to distribute good dividends to shareholders and finance its own growth initiatives without concern for liquidity problems in the short term.

	SELECTED FINANCIAL INDICATORS
	US$ million
	2Q03	1Q04	2Q04	Δ%	Δ%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross Revenues	1,219	1,731	2,033	66.8	17.4
Gross Margin (%)	42.7	45.2	52.5	—	—
Adjusted EBIT	388	583	832	114.4	42.7
Adjusted EBIT Margin (%)	33.2	35.2	43.3	—	—
Adjusted EBITDA	490	743	971	98.2	30.7
Net Earnings	456	405	504	10.5	24.4
Annualized ROE (%)	26.9	31.4	31.8	—	—
Total Debt/ (LTM) Adjusted EBITDA (x) [3]	1.74	1.86	1.55	—	—
Investments *	407.3	358.0	488.3	19.9	36.4

*	including acquisitions

BUSINESS OUTLOOK

Global economic growth has shown itself to be resilient despite the negative impact of higher nominal oil prices. The influence of expansionist monetary and fiscal policies and the improvement in corporate profitability has allowed a solid and synchronized global recovery to take place. Leading indicators of global economic activity continue to signal expansion over the next few months.

The growth gap between the US economy and other industrialized economies appears to be narrowing, in contrast to what happened in the most recent cycles. We believe Japan is likely to register economic growth rates at least equal to those of the US, with the Japanese economy showing excellent signs of vitality, expressed, for example, in the good domestic consumption performance and the level of private investment.

Improved corporate performance, with better earnings and liquidity, is stimulating investment in capital equipment. In the US and Europe, we expect investment to substitute consumption as the principal source of GDP growth in the short term. In Japan, consumer spending behaviour appears, for the first time in many years, to be the most important element in determining the performance of its economy.

Restrictive measures put into practice by the Chinese economic authorities appear, up to now, to be having the desired result. Although it is premature to make a more fundamental diagnosis, data available thus far is pointing towards a soft landing for the Chinese economy. July was the fifth consecutive month to show a reduction in the rate of industrial production expansion, which amounted to 15.5%, compared to 23.2% in February, 19.4% in March, 19.1% in April, 17.5% in May and 16,2% in June.

In the iron ore market these measures had an impact on imports through the spot market, with a strong drop in prices and total volumes imported. In May and June, China’s imports of iron ore averaged 14.7 million tons a month, compared to 18.5 million for the previous three months, a drop of 20.5%. External Chinese purchases of iron ore in the first half of 2004 amounted to 97.8 million tons, an increase of 34.9% compared to the same period a year earlier, while steel production, of 124.7 million tons, increased by 21.1%.

CVRD does not participate in transactions on the iron ore spot market — it gives priority to commercial relationships based on medium and long-term contracts.

The spot alumina price fell to 17.5% of the aluminum price on the LME (London Metal Exchange), still much higher than the price prevailing up to the middle of 2003, reflecting restrictions on credit and the rise in the cost of electricity for the Chinese aluminum industry. However, the spot price represents a quote of marginal volumes in an alumina market which is dominated by inter-company product transfers and long-term contracts. Alumina imported by China during the first half of the year amounted to 2.85 million tons, an increase of 11.1% on the same period in 2003.

One of the aims of the Chinese government in implementing a selective tightening approach to slow down its GDP growth rate is to seek higher levels of efficiency and productivity, which are key to sustainable long-term economic growth. In the case of steel, this means the consolidation of an industry which is extremely fragmented, with some 1,000 players, into a small group of companies with competitive operations. If successfully implemented, in our opinion, this would result in greater demand for imported iron ore and increasingly sophisticated buying policies, with the more frequent use of long-term contracts and joint ventures with suppliers, which will tend to benefit CVRD.

In contrast to what occurred in the period 2001/2003, the synchronized recovery in the global economy has made demand for ores and metals less dependent on Chinese expansion. For example, there are forecasts that Japanese steel production for the fiscal year 2004/2005 will be the highest since 1973/1974. In the case of copper and particularly aluminum, the premia of Comex prices relative to LME prices reflect strengthening demand in North America compared to the rest of the world.

We consider that the slowdown in the growth rate of Chinese demand for ores and metals, and the fall seen in spot market prices, to be healthy trends which will help to preserve sustainable growth in the global markets for these products. World demand for metals and their respective ore inputs continues strong, exceeding current levels of production; no reversal in this picture is expected in the short term.

RECENT MATERIAL EVENTS

In 2Q04, a number of events occurred which were of significant importance for the future performance of the Company. Of particular note were: the start-up of operations at Sossego; the signing of contracts to form joint ventures with Chinese companies for the production of alumina, metallurgical coal and coke; the sale of the Company’s stake in CST; and the signing of new long-term contracts for the supply of iron ore.

•	Inauguration of Sossego copper mine

The Sossego mine, CVRD’s first copper project, began shipping copper concentrate on June 3, establishing a new value creation platform for shareholders.

Sossego, the only greenfield project in the world to begin operations in 2004, has proven and probable reserves of 244.7 million tons of copper ore – not including the reserves contained in satellite mines – with copper content estimated at 1%, with approximately 0.26 grams of gold per tonne as a by-product. The ore is processed by a plant which has an annual average production capacity of 467,000 tons of copper concentrate, equivalent to 140,000 tons of copper.

CVRD invested US$ 413 million in the Sossego project, which once again demonstrates the Company’s discipline in the allocation of capital. Only six years elapsed between the initial discovery of the ore deposits and the start of operations, which can be considered a record development time for the copper industry.

•	Joint ventures with Chinese companies strengthen CVRD’s position in the global metals and mining markets

At the end of May, CVRD signed contracts with Chinese companies for joint investment in alumina, metallurgical coal and coke.

In association with Chalco – Aluminum Corporation of China Limited, CVRD is planning to build an alumina refinery (ABC Refinery) in Barcarena, state of Pará, Brazil, as a greenfield project, with an initial nominal production capacity of 1.8 million tons per year. The refinery is expected to begin operations by 2007, supplied with bauxite from the Paragominas mine, currently being developed by CVRD, which will also supply stages 4 and 5 at Alunorte.

The estimated investment cost of the refinery is US$ 810 million, equivalent to US$ 450 per ton, which is extremely competitive for an alumina greenfield project.

CVRD has signed a joint venture agreement with the Shanghai Baosteel Group Corporation and the Yongcheng Coal & Electricity Group, for the production of anthracite and metallurgical coal in China. CVRD’s stake in this project will amount to 25%, involving an investment of US$ 60 million.

The Company has also entered into an agreement with the Yankuang Group, of China, and the Japanese trading company, Itochu Corporation, for the creation of the Shandong Yankuang International Coking Co. Ltd, for the production of coke. The industrial plant will be located in China, with an annual production capacity of

2 million tons of coke and 200,000 tons of methanol as a by-product. Operational start-up is planned for 2006, with investment by CVRD of around US$ 27 million, guaranteeing a 25% stake in the joint venture.

A contract has also been signed between CVRD and the Yankuang Group for the development of a coking coal mine at Zhaolou, in China, with production capacity estimated at 3 million tons a year.

These agreements strengthen CVRD’s relationship with important players in the aluminum, steel and coal industries and the Company’s presence in the Chinese economy, while also heralding the Company’s entrance into the coal market, complementing its portfolio of products and services for the steel industry.

•	Divestiture of CST

CVRD has signed a contract with Arcelor for the complete sale of its 28.02% stake in Companhia Siderúrgica de Tubarão (CST) for US$ 578.5 million, corresponding to US$ 40.50 per share.

This transaction is consistent with CVRD’s strategy of focusing its efforts on exploiting profitable growth opportunities in the global metals and mining markets.

•	Iron ore – additional long-term supply contracts

CVRD’s long-term contracts with its clients provide support for investment in iron ore production capacity expansion while, at the same time, eliminating risks attached to the future supply of raw material to the steel industry.

Two contracts were signed in July. The first was with the Nippon Steel Corporation, Japan’s largest steel producer, for the supply of 70 million tons of iron ore for 10 years, starting in 2005. The second was with COSIPA - Companhia Siderúrgica Paulista for the annual supply of 1.1 million tons of iron ore, for a period of three years.

CONSOLIDATION OF ALBRAS IN THE FINANCIAL STATEMENTS

The consolidation of Albras, a primary aluminum producer in which CVRD holds 51% of the voting capital, in our US GAAP financial reporting starting on January 1, 2004 conforms with Interpretation 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46), issued in January 2003 by the US Financial Accounting Standards Board (FASB), and revised in December 2003 (FIN 46-R).

The financial statements for the second quarter thus reflect the consolidation of Albras, as do those for 1Q04. All 1Q04 information presented herein reflects the consolidation of Albras in our restated 1Q04 US GAAP financial statements.

The consolidation required by FIN 46-R should enable market participants to obtain a more thorough assessment of the operating and financial performance of CVRD.

BEST OPERATING PERFORMANCE IN CVRD’S HISTORY

•	Gross revenue of US$2.033 billion

CVRD’s gross operating revenue in 2Q04 was US$ 2.033 billion, 66.8% higher than in 2Q03 and 17.4% higher than in 1Q04.

The increase of US$ 814 million in revenue from 2Q03 to 2Q04 was mainly due to expansion in sales volume – which contributed US$ 546 million, or 67.1%, while the increase in prices was responsible for US$ 268 million. The consolidation of Albras added US$ 61 million to the 2Q04 revenue.

The ferrous minerals businesses – iron ore, pellets, manganese and ferroalloys – generated revenue of US$ 1.426 billion, representing 70.1% of the Company’s total revenue. Iron ore produced sales revenue of US$ 943 million, pellets US$ 304 million, operating service fees at the Tubarão pelletizing plants US$ 15 million, manganese ore US$ 11 million, and ferro alloys US$ 139 million.

CVRD’s revenue from sales to Europe, its main market, were US$ 706 million, 34.7% of the Company’s total revenue. The domestic market contributed with US$ 580 million, 28.5% of the total; China accounted for US$ 203 million, 10.0% of the total; Japan US$ 197 million, 9.7% of the total; and the rest of emerging Asia US$ 87 million, 4.3% of the total.

Shipments of iron ore and pellets totaled 55.816 million tons, a volume 34.5% greater than that of 2Q03 and 5.4% more than that of 1Q04. The increase in volume shipped, a new quarterly record, surpassing the prior record achieved in 4Q03, resulted from the growth in production in response to strong global demand. In 2Q04 CVRD produced 51.516 million tons of iron ore, an increase of 10.7% relative to 1Q04.

In 2Q04, CVRD sold 48.357 million tons of iron ore and 7.459 million tons of pellets. The Company also acquired 4.372 million tons of iron ore from mining companies operating in the Iron Quadrangle, in the state of Minas Gerais, Brazil, to complement its own production and meet the growing demand from clients for iron ore and pellets.

The average sale price of iron ore was US$ 19.50 per ton, an increase of 10.5% vis-à-vis 1Q04. The average price obtained for pellets, of US$ 40.76 per ton, was 11.9% higher than in 1Q04. The increase in average prices reflects the fact that the price increases negotiated for 2004 were in effect for a full quarter for the first time in 2Q04.

The Chinese market, with 8.4 million tons, was the principal destination of CVRD’s exports of iron ore and pellets in 2Q04, accounting for 15.0% of total iron ore and pellet sales, followed by Japan with 12.2%, Germany with 11.1% and France with 5.5%. The domestic market absorbed 25.1% of CVRD’s iron ore and pellet sales in the quarter.

Sales of manganese ore in the quarter reached 203 thousand tons, 13.3% less than in 2Q03, but 24.5% more than in 1Q04. Ferro alloy sales, at 137 thousand tons, were 33.0% higher than in 2Q03, and 31.1% lower than in 1Q04. The significant increase, in comparison with 2Q03, mainly reflects the operation of RDMN starting in June 2003; whereas, in 2Q04, there was a maintenance stoppage in the electric furnace of RDME, resulting in the fall in volume sold from 1Q04.

The aluminum chain products – bauxite, alumina and primary aluminum – produced revenue of US$ 289 million in 2Q04, 14.2% of the Company’s total revenue. The consolidation of Albras added US$ 61 million to this amount.

The consolidation of Albras results in the reduction in the accounting figures for alumina volumes and sales revenue by an amount equal to the transactions involving the supply to Albras by Alunorte, since both are consolidated in the result. Thus, the consolidated volume of alumina sales in 2Q04 was 336 thousand tons, not considering the 212 thousand tons sold by Alunorte to Albras.

The average price obtained for alumina shipments reached US$ 244.05 per ton in 2Q04, a substantial increase of 41.7% in relation to 2Q03, and 12.0% more than in 1Q04.

Sales volume of primary aluminum totaled 119 thousand tons in 2Q04. The average sale price was US$ 1,655.46 per ton, 2.9% higher than in 1Q04.

CVRD sold 34 thousand tons of copper concentrate in the quarter, generating revenue of US$ 24 million.

Sales of potash provided revenue of US$ 31 million in 2Q04, 1.5% of the Company’s total revenue, representing an increase of 34.8% vis-à-vis 1Q04, and of 47.6% relative to 2Q03. With the resumption of full activitiy at Taquari-Vassouras mine, which had been reduced in 1Q04 due to capacity expansion work, shipments in 2Q04 were 166 thousand tons, 20.3% higher than the 138 thousand tons sold in 1Q04, and 11.4% higher than the 149 thousand tons sold in 2Q03. Furthermore, the price of potash has been rising, from US$ 140.94 in 2Q03 to US$ 166.67 in 1Q04, and US$ 186.75 in 2Q04, due to excess global demand.

Kaolin sales generated revenue of US$ 39 million, 1.9% of the Company’s total revenue, practically unchanged from 1Q04. The volume sold reached 293 thousand tons, an increase of 2.8% vis-à-vis the 285 thousand tons sold in 1Q04.

Logistics services provided revenue of US$ 220 million in 2Q04, 59.4% greater than the US$ 138 million generated in 2Q03, and 15.2% greater than the US$ 191 million achieved in 1Q04. Logistics services provided 10.8% of the Company’s revenue in the quarter. Rail transportation for clients in the Estrada de Ferro Carajás (EFC), the Estrada de Ferro Vitória a Minas (EFVM) and Ferrovia Centro-Atlântica (FCA) contributed revenue of US$ 153 million. Revenue from port services reached US$ 45 million and revenue from coastal shipping and port support services was US$ 22 million.

CVRD’s railroads transported 7.632 billion ntk of general cargo for clients in 2Q04, an increase of 10.6% vis-à-vis 2Q03 and of 22.4% relative to 1Q04, surpassing their prior record of 7.371 billion ntk established in 3Q03. The main types of cargo carried for clients were steel industry inputs and products (43.8%), agricultural products (37.1%), and fuels (9.0%).

In all three railroads, there were increases in revenue per 1,000 ntk of general cargo carried: at EFVM, from US$ 15.99 in 1Q04 to US$16.08 in 2Q04; at EFC, from US$ 13.94 to US$13.97; and at FCA from US$ 20.02 to US$ 20.62.

Due to the repressed demand in Brazil for efficient cargo transportation, the improvement in the performance of the railroads is much more a function of the increase in supply than demand. With the significant capital expenditure alocated to increase the number of wagons and locomotives, volume of cargo transported has grown rapidly in the last three years, at a compound annual growth rate of 9.1%.

The operating productivity of locomotives on CVRD’s railroads has increased: EFVM carried 8.53 ntk per horse power (HP) in 2Q04, compared with 8.15 in 1Q04; EFC increased locomotive productivity from 14.97 in 1Q04 to 15.18 in 2Q04; and FCA increased it from 1.18 to 1.33.

Fuel consumption levels in CVRD railroads also improved. In EFVM, it decreased from 2.32 liters per 1,000 gross tons kilometer (gtk) in the 1Q04 to 2.28, in FCA, from 7.79 liters per 1,000 gtk to 7.55 in the 2Q04, while EFC showed a small increase, from 1.39 per gtk in the 1Q04 to 1.40.

CVRD’s ports and maritime terminals handled 7.614 million tons of cargo for clients in 2Q04, an increase of 5.2% on 2Q03, and of 19.0% on 1Q04.

	VOLUME SOLD – IRON ORE AND PELLETS
	thousand tons
	2Q03%		1Q04%		2Q04%
Iron ore	36,321	87.5	46,825	88.4	48,357	86.6
Pellets	5,175	12.5	6,125	11.6	7,459	13.4
Total	41,496	100.0	52,950	100.0	55,816	100.0

	IRON ORE AND PELLET SALES BY DESTINATION
	thousand tons
	1Q04%		2Q04%
EU	15,288	28.9%	17,577	31.5%
Germany	5,087	9.6%	6,199	11.1%
France	2,616	4.9%	3,088	5.5%
Belgium	1,669	3.2%	2,047	3.7%
Italy	2,165	4.1%	1,883	3.4%
Others	3,751	7.1%	4,360	7.8%
China	8,632	16.3%	8,400	15.0%
Japan	5,698	10.8%	6,818	12.2%
South Korea	2,501	4.7%	1,823	3.3%
Middle East	1,866	3.5%	1,136	2.0%
USA	995	1.9%	1,755	3.1%
Rest of World	4,830	9.1%	4,322	7.7%
Brazil	13,140	24.8%	13,985	25.1%
Total	52,950	100.0%	55,816	100.0%

	VOLUME SOLD - MINERALS AND METALS
	thousand tons
	2Q03	1Q04	2Q04
Manganese ore	234	163	203
Ferro alloy	103	199	137
Alumina	604	482	336
Primary aluminum	51	97	119
Bauxite	262	545	365
Potash	149	138	166
Kaolin	84	285	293
Copper concentrate	0	0	34

	LOGISTICS SERVICES
	2Q03	1Q04	2Q04
Railroads (million ntk)	6,900	6,236	7,632
Ports (thousand tons)	7,237	6,396	7,614

	GROSS REVENUES BY PRODUCT
	US$ million
	2Q03%		1Q04%		2Q04%
Ferrous Minerals	850	69.7	1,192	68.9	1,426	70.1
Iron Ore	593	48.6	826	47.7	943	46.4
Pellet plant operation services	11	0.9	12	0.7	15	0.7
Pellets	157	12.9	223	12.9	304	15.0
Manganese ore	16	1.3	9	0.5	11	0.5
Ferro-alloys	62	5.1	114	6.6	139	6.8
Others	11	0.9	8	0.5	14	0.7
Logistics Services	138	11.3	191	11.0	220	10.8
Railroads	79	6.5	133	7.7	153	7.5
Ports	38	3.1	38	2.2	45	2.2
Shipping	21	1.7	20	1.2	22	1.1
Aluminum Chain	188	15.4	280	16.2	289	14.2
Primary Aluminum	70	5.7	156	9.0	197	9.7
Alumina	104	8.5	105	6.1	82	4.0
Bauxite	6	0.5	15	0.9	8	0.4
Others	8	0.7	4	0.2	2	0.1
Non-ferrous Minerals	42	3.4	62	3.6	94	4.6
Gold	7	0.6	—	—	—	—
Potash	21	1.7	23	1.3	31	1.5
Kaolin	14	1.1	39	2.3	39	1.9
Copper	0	—	0	—	24	1.2
Others	1	0.1	6	0.3	4	0.2
Total	1,219	100.0	1,731	100.0	2,033	100.0

	GROSS REVENUES BY DESTINATION
	US$ million
	2Q03%		1Q04%		2Q04%
Domestic market	405	33.2	488	28.2	580	28.5
External market	814	66.8	1,243	71.8	1,453	71.5
USA	42	3.4	79	4.6	58	2.9
Europe	375	30.8	522	30.2	706	34.7
Japan	122	10.0	171	9.9	197	9.7
Emerging Asia	50	4.1	97	5.6	87	4.3
China	93	7.6	171	9.9	203	10.0
Rest of the World	132	10.8	203	11.7	202	9.9
Total	1,219	100.0	1,731	100.0	2,033	100.0

•	Record operating income: US$ 832 million

In 2Q04, CVRD’s operating income, as measured by adjusted EBIT, reached US$ 832 million, the highest quarterly operating income in its history and 42.7% higher than the prior record of US$ 583 million achieved in 1Q04, and an increase of 114.4% in relation to the US$ 338 million achieved in 2Q03. The consolidation of

Albras starting in January 2004 added US$ 74 million to CVRD’s operating income in 2Q04, and US$ 54 million in 1Q04. Adjusted EBIT margin was 43.3%, another record, 1,010 and 810 bps higher than the margins of 33.2% in 2Q03 and 35.2% in 1Q04, respectively.

The consolidation of Albras added 250 bp to the 2Q04 operating margin, and 230 bp to the 1Q04 operating margin.

The increase of US$ 750 million in CVRD’s net operating revenue was a key element in the improvement of adjusted EBIT from 2Q03 to 2Q04.

Cost of goods sold (COGS) increased US$ 242 million vis-à-vis 2Q03. The consolidation of Albras contributed US$ 20 million to this figure.

The main causes of the increase in COGS from 2Q03 to 2Q04 were: (a) an increase of US$ 76 million in outsourced services, mainly expenditures on rail transportation of the iron ore produced by Caemi; (b) growth of US$ 52 million in the cost of materials resulting from the increased volume of activity; (c) increase of US$ 40 million in the cost of electricity due to the increase in electricity tariffs; (d) an additional US$ 38 million in depreciation and amortization due to the expansion of the asset base with the consolidation of Caemi, FCA and Albras; (e) increase of US$ 33 million in expenses on acquisition of iron ore from third parties – the purchase of 4.4 million tons in 2Q04 compared to 2.3 million tons in 2Q03. A factor which reduced COGS were the decrease of US$ 42 million in purchases of other products, mainly due to the consolidation of Albras, removing the volume of alumina that Albras purchases from Alunorte from the financial statements.

Net operating revenue was US$ 264 million higher than in 1Q04, while cost of goods sold increased by only US$ 4 million, explaining the increase in operating income.

Demurrage expenses, which are an indicator of global iron ore market tightness, totaled US$ 14 million, an increase of US$ 2 million from 1Q04. In the second quarter of 2003, US$ 12 million was spent on such penalties for delays in ship loading.

	COGS BREAKDOWN
	US$ million
	2Q03%		1Q04%		2Q04%
Personnel	63	9.4	88	9.7	92	10.1
Material	97	14.5	103	11.3	149	16.3
Fuel	83	12.4	97	10.7	102	11.2
Outsourced Services	102	15.2	194	21.4	178	19.5
Acquisition of Iron Ore and Pellets	83	12.4	102	11.2	116	12.7
Acquisition of Other Products	125	18.7	116	12.8	83	9.1
Depreciation and Exhaustion	47	7.0	95	10.5	85	9.3
Energy	28	4.2	64	7.0	68	7.5
Others	42	6.3	49	5.4	39	4.3
Total	670	100.0	908	100.0	912	100.0

The adjusted EBIT margin of the ferrous minerals division in 2Q04 reached 45.8%, an increase of 890 bp, from 36.9% in 1Q04, and of 730 bp higher than the 38.5% reached in 2Q03. This increase in operating margin mainly reflects the inclusion of the full 2004 increase in the iron ore and pellet prices for a whole quarter for the first time this year.

The adjusted EBIT margin of logistics services continues to improve, reaching 28.1% in 2Q04, 340 bp higher than the 24.7% obtained in 1Q04, though still lower than the 32.0% EBIT margin of 2Q03. The increase from 1Q04 is explained by the improvement in the performance of FCA, due to cost reduction and price increases.

The adjusted EBIT margin of the aluminum businesses in 2Q04 reached 47.5%, an increase of 750 bp from the 40.0% adjusted EBIT margin of 1Q04. This high figure reflects the full capture of the performance of the primary aluminum operations and increased prices resulting from strong world demand and declining inventories.

	OPERATING MARGINS BY SEGMENT - EBIT MARGIN
	2Q03	1Q04	2Q04
Ferrous Minerals	38.5%	36.9%	45.8%
Aluminum	11.8%	40.0%	47.5%
Logistics	32.0%	24.7%	28.1%
Total	33.2%	35.2%	43.3%

RECORD CASH FLOW GENERATION: US$ 971 MILLION

Cash flow generation as measured by adjusted EBITDA reached US$ 971 million, the highest quarterly amount in CVRD’s history – the previous record was US$ 743 million established in 1Q04. The 2Q04 adjusted EBITDA surpassed the prior record by 30.7% and was 98.2% higher than the 2Q03 adjusted EBITDA.

Adjusted EBITDA in the 12 months to the end of June 2004 was US$ 2.912 billion. 2Q04 is the ninth consecutive quarter of growth in CVRD’s LTM adjusted EBITDA. From 1Q02 to 2Q04, LTM adjusted EBITDA grew at a compound annual rate of 33.7%, providing a clear illustration of the success of the strategy adopted, its good execution, and the Company’s focus on profitable growth.

The US$ 228 million increase in adjusted EBITDA from 1Q04 to 2Q04 is primarily due to a US$ 249 million increase in adjusted EBIT. The consolidation of Albras added US$ 77 million and US$ 58 million, respectively, to 2Q04 and 1Q04 adjusted EBITDA.

Dividends received by CVRD in 2Q04 totaled US$ 60 million, of which US$ 30 million were paid by Samarco, US$ 20 million by MRN, US$ 7 million by Valesul, and US$ 3 million by other companies.

By business area, 2Q04 adjusted EBITDA was generated as follows: ferrous minerals 69.8%, aluminum 16.9%, logistics 10.2%, non-ferrous minerals 2.9% and other businesses – corresponding to dividends received from steel companies – 0.2%.

	ADJUSTED EBITDA
	US$ million
	2Q03	1Q04	2Q04
Net Operating Revenues	1,170	1,656	1,920
COGS	(670)	(908)	(912)
S,G &A	(45)	(101)	(106)
Research and Development	(12)	(23)	(27)
Other Operational Expenses	(55)	(41)	(43)
Adjusted EBIT	388	583	832

Depreciation, Amortization & Exhaustion	54	99	79
Dividends Received	36	61	60

Adjustment for Non-recurring Items (asset impairment)	12	—	—

Adjusted EBITDA	490	743	971

	ADJUSTED EBITDA BY BUSINESS AREA
	US$ million
	2Q03%		1Q04%		2Q04%
Ferrous Minerals	392	80.0	506	68.1	678	69.8
Non-Ferrous Minerals	—	0.0	8	1.1	28	2.9
Logistics	58	11.8	75	10.1	99	10.2
Aluminum	27	5.5	141	19.0	164	16.9
Others	13	2.7	13	1.7	2	0.2
Total	490	100.0	743	100.0	971	100.0

NET INCOME OF US$ 504 MILLION

2Q04 net income of US$ 504 million, represented an increase of 10.5% vis-à-vis the US$ 456 million achieved in 2Q03 and of 24.4% relative to the 1Q04 net income of US$ 405 million.

The earnings growth from 2Q03 to 2Q04 had two basic causes: (a) improvement of US$ 444 million in operating income; and (b) increase of US$ 115 million in results from shareholdings in spite of the consolidation of Albras.

The 6.8% depreciation of the Real against the US dollar, which occurred between the end of March and the end of June 2004, produced a negative effect of US$ 245 million on the 2Q04 net income via foreign exchange losses. 2Q03 net income was positively impacted by the Real appreciation of 14.3% against the US Dollar on that quarter when US$ 257 million in gains in foreign exchange were achieved.

There were two reasons the result from shareholdings was US$ 115 million higher in 2Q04 than in 2Q03. There were no provisions for losses in 2Q04, while US$ 66 million was provisioned in 2Q03. In 2Q03, provisions for losses were made in FCA (US$ 73 million) and CFN (US$ 2 million), while US$ 9 million was reversed.

Equity income was US$ 49 million higher in 2Q04 relative to 2Q03.

The strong equity income reflects an increase of US$ 76 million in the contribution from steel companies and an increase of US$ 80 million in the contribution from the logistics companies. The result of the aluminum companies fell by US$ 29 million, mainly as a result of the consolidation of Albras. Equity income from iron ore and pellet companies fell US$ 10 million, basically due to the consolidation of Caemi.

The US$ 53 million increase in interest from minority shareholdings, mainly due to the consolidation of Albras, and the US$ 52 million increase in net financial expenses, also negatively affected 2Q04 income in comparison to 2Q03.

In the 2Q04 gains in the amount of US$ 23 million were realized in derivatives transactions to protect against market risks (exchange rate, interest rate and commodity price volatility). In the 2Q03, the financial result from these transactions was a gain of US$ 4 million.

	RESULTS FROM SHAREHOLDINGS
	US$ million
	2Q03	1Q04	2Q04
Steel	16	34	92
Aluminum, Alumina and Bauxite	47	14	18
Logistics	(72)	6	8
Iron Ore and Pellets	42	33	32
Others	2	(1)	—
Total	35	86	150

DEBT: LEVERAGE AND COVERAGE INDICATORS AT EXCELLENT LEVELS

CVRD’s total debt on June 30, 2004 was US$ 4.514 billion, a small reduction from the position at March 31, 2004, of US$ 4.526 billion. The consolidation of Albras added US$ 295 million to the total debt in 2Q04. Without the consolidation, the total debt would have been US$ 4.219 billion at the end of June 2004.

Short-term debt was reduced by US$ 40 million from the end of March 2004, while long-term debt increased by US$ 28 million. The debt average life rose to 6.43 years at the end of 2Q04, more than double the level at the end of 2002. The lengthening of the maturity profile of the debt was achieved without any significant increase in average cost, which remains below 7% per year.

Net debt4 increased slightly, from US$ 3.442 billion at the end of March 2004, to US$ 3.455 billion at the end of June 2004.

The value of guarantees given to non-consolidated affiliates and joint ventures totaled only US$ 8 million (Samarco, US$ 7 million and Valesul, US$ 1 million), given that out of the US$ 260 million in guarantees existing at March 31, 2004, US$ 252 million was related to Albras, now consolidated.

Reflecting the strong expansion of LTM adjusted EBITDA, to US$ 2.912 billion, total debt/LTM adjusted EBITDA fell to 1.55x. Also, it is important to consider that this ratio is still artificially inflated, since its numerator takes into account all the debt of Albras, Caemi and FCA, while the denominator includes only the adjusted EBITDA generated by these companies from their respective consolidation dates (September 2003 for Caemi and FCA, January 2004 for Albras). Total debt/enterprise value6 at the end of 2Q04 was 21.7%.

There was a strong improvement in interest coverage, as measured by LTM adjusted EBITDA/LTM interest payments5, which increased from 11.51x at the end of 2003 to 12.94x at the end of 2Q04.

At the end of July 2004, Alunorte obtained a syndicated loan of US$ 310 million, with total tenor of 10 years, average life of 7.3 years, at a cost of six-month Libor plus 2% p.a. This cost will be changed to six-month Libor plus 3% p.a. upon the completion of the construction of stages 4 and 5 of the refinery which the loan was obtained to finance.

	FINANCIAL EXPENSES
	US$ million
Financial Expenses on:	1Q04	2Q04
Local Debt	(13)	(12)
External Debt	(43)	(67)
Debt with Related Parties	(2)	(5)
Total Debt-related Financial Expenses	(58)	(84)

Gross Interest on:	1Q04	2Q04
Tax and Labour Contingencies	(6)	(9)
Tax on Financial Transactions (CPMF)	(4)	(14)
Derivatives	(59)	23
Others	(15)	(22)
Total Gross Interest	(84)	(22)

Total	(142)	(106)

	DEBT INDICATORS
	US$ million
	2Q03	1Q04	2Q04
Gross Debt	3,282	4,526	4,514
Net Debt	2,316	3,442	3,455
Gross Debt / LTM Adjusted EBITDA (x)	1.74	1.86	1.55
LTM Adjusted EBITDA / LTM Interest Expenses (x)	9.36	11.69	12.94
Gross Debt / EV (x)	0.24	0.19	0.22

Enterprise Value = market capitalization + net debt

CONTINUING TO POSITION THE COMPANY ON A PROFITABLE GROWTH PATH: INVESTMENT OF US$ 488.3 MILLION IN THE 2Q04

During the second quarter of 2004, CVRD carried out investments of approximately US$ 488.3 million, accumulating a total of US$ 846.3 million in the first half of the year.

In 2Q04, investment in organic growth (growth capex) amounted to US$ 311.3 million, while investment in the maintenance of existing operations (stay-in-business capex) amounted to US$ 177.0 million.

Of the amount invested in growth, US$ 22 million was spent on mineral exploration, of which 84% in Brazil and 16% in other countries, mainly Chile, Peru, Gabão, Angola and Mongólia. Mineral exploration focused on the search for copper, nickel, gold, kaolin, bauxite, manganese and metals of the platinum group.

All projects are within budget and running according to schedule. In 2004, the Sossego copper mine and the Carajás iron ore mine expansion for 70 million tons per year were concluded. In addition to these two projects, all the remaining expansion projects in the iron ore and alumina businesses are supported by medium and long-term supply contracts.

Status of the main ongoing projects

		Amount invested
		US$million
Area	Project	1Q04	2Q04	1H04	Status
Ferrous Minerals	Expansion of iron ore mines in Carajás to 85 Mtpa –Northern System	2	24	26	This project will add 15 million tons a year to CVRD’s production capacity and is scheduled for completion by 2006. The conclusion of the construction work of Phase II of Pier III at the Ponta da Madeira Maritime Terminal is scheduled for July 2005. Work on the beneficiation plant is already ongoing.

	Iron ore mine of Brucutu Phase I –Southern System	2	10	12	Brucutu is not a modular project and is likely to produce 4 million tons this year. Phase I will be concluded in 2006, when it will reach nominal production capacity of 12 million tons a year. The building of the foundation is already complete and building construction is underway. Around 90% of the equipment purchasing and service contracting has already been completed, or is in the process of being carried out.

	Iron ore mine at Fábrica Nova –Southern System	3	7	10	First phase scheduled for completion in 2005, when the mine will have a nominal production capacity of 10 million tons a year. The start-up of the second phase is scheduled for 2007, when the mine is expected to reach production of 15 million tons a year. The project is in the electro-mechanical assembly stage in its installations and equipment.

	Expansion of the iron ore mines at Itabira –Southern System	4	4	8	Production capacity expansion of 3 million tons a year and modernization of the operations in the mines at Itabira, raising nominal production capacity to 46 million tons a year. Completion scheduled for 2006.

Non-ferrous minerals	Expansion of Taquari-Vassouras potash mine	16	5	21	About 72% of the expansion works have already been carried out. Operational start-up for the expansion is scheduled for the second half of 2005.

Aluminum	Paragominas I	2	2	4	Environmental licences have been obtained for the development of the mine and the construction of an ore pipeline, 230km in length, which will transport the bauxite to the Alunorte refinery. Operation is scheduled to begin at the end of 2006, with annual production capacity of 9.0 million tons of bauxite. The basic project for the plant and for the ore pipeline have already been completed and the pilot plant has already seen its start-up. The total cost of the project is US$353 million.

	Alunorte Stages 4 and 5	23	36	59	Stages 4 and 5 will increase the refinery production capacity to 4.2 million tons of alumina per year. The start-up is scheduled for 2006.

					The project total cost is US$582.7 million.

Logistics	Purchase of locomotives and wagons–EFVM/EFC/FCA	85	100	185	In 1H04, 2,572 wagons – 1,531 for the transportation of iron ore and 1,041 for general cargo – and 38 locomotives were delivered. The total budgeted for the year is 3,178 wagons and 88 locomotives.

Power Generation	Aimorés Hydroelectric Power Plant	11	5	16	The plant is located on the Rio Doce river, in the state of Minas Gerais, Brazil, and will have a generation capacity of 330MW, with start-up scheduled for July 2005.

	Candonga Hydroelectric Power Plant	2	1	3	The plant is in the commissioning phase with commercial operations scheduled to begin in August this year. The plant’s generation capacity is 140MW. CVRD ´s take will be used to supply energy to the Southern System operations.

	Capim Branco I & II Hydroelectric Power Plants	6	9	15	Both plants are located on the Araguari river, in the state of Minas Gerais, Brazil, and will have a generation capacity of 240MW and 210MW respectively. Operational start-up for both projects is scheduled for 2006.

SELECTED FINANCIAL INDICATORS FOR THE MAIN AFFILIATES AND JOINT VENTURES

Selected financial indicators for the Company’s main non-consolidated affiliates and joint ventures are available on CVRD’s Quarterly Financial Statements, on the Company’s website, www.cvrd.com.br, investor relations.

CONFERENCE CALL/WEBCAST

On Friday, August 13, CVRD will be holding a conference call/webcast at 12:00 pm, local time (Rio de Janeiro, Brazil), 11:00 am United States Eastern Standard Time and 4:00 pm British Standard Time. Instructions to participate in these events are available on CVRD’s website, www.cvrd.com.br, investor relations. A recording of CVRD’s conference call/webcast will be available for a period of 90 days after August 13, 2004.

US GAAP

	FINANCIAL STATEMENTS
	US$ million
	2Q03	1Q04	2Q04
Gross operating revenues	1,219	1,731	2,033
Taxes	(49)	(75)	(113)
Net Operating Revenue	1,170	1,656	1,920
Cost of Goods Sold	(670)	(908)	(912)
Gross Profit	500	748	1,008
Gross Margin (%)	42.7	45.2	52.5
Selling, General and Administrative Expenses	(45)	(101)	(106)
Research and Development Expenses	(12)	(23)	(27)
Employee Profit-Sharing	(9)	(13)	(17)
Others	(46)	(28)	(26)
Operating Profit	388	583	832
Financial Revenues	29	12	19
Financial Expenses	(64)	(142)	(106)
Monetary Variation	257	(42)	(245)
Gains on Sale of Affiliates	—	—	—
Tax and Social Contribution (Current)	(135)	(97)	(41)
Tax and Social Contribution (Deferred)	(25)	32	(23)
Equity Income and Provision for Losses	35	86	150
Accounting Changes for Asset Write-offs	—	—	—
Minority Shareholding Participation	(29)	(27)	(82)
Net Earnings	456	405	504
Earnings per Share (US$)	1.19	1.06	1.31

	BALANCE SHEET
	US$ million
	06/30/03	03/31/04	06/30/04
Assets
Current	2,482	3,117	3,069
Long-term	1,727	1,574	1,527
Fixed	5,574	7,971	7,838
Total	9,783	12,662	12,434
Liabilities
Current	2,044	2,301	1,980
Long Term	3,177	5,262	5,275
Shareholders’ Equity	4,562	5,099	5,179
Paid-up Capital	3,367	3,367	3,707
Reserves	1,195	1,732	1,472
Total	9,783	12,662	12,434

	CASH FLOW STATEMENT
	US$ million
	2Q03	1Q04	2Q04
Cash flows from operating activities:
Net income	456	405	504
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	54	99	79
Dividends received	36	61	60
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(35)	(86)	(150)
Deferred income taxes	25	(32)	23
Provisions for contingencies	—	—	—
Impairment of property, plant and equipment	12	—	—
Gain on sale of investment	—	—	—
Change in accounting practice for asset retirement obligations	—	—	—
Pension plan	2	3	3
Foreign exchange and monetary losses	(258)	45	291
Net unrealized derivative losses	(1)	54	(22)
Minority interest	29	27	82
Others	(3)	(35)	51
Decrease (increase) in assets:
Accounts receivable	65	(23)	(132)
Inventories	(27)	(15)	(67)
Others	23	(25)	67
Increase (decrease) in liabilities:
Suppliers	28	(25)	(59)
Payroll and related charges	13	(3)	(18)
Others	39	147	(12)
Net cash provided by operating activities	459	597	700
Cash flows from investing activities:
Loans and advances receivable	(53)	56	3
Guarantees and deposits	(152)	(24)	(18)
Additions to investments	(61)	(9)	(6)
Additions to property, plant and equipment	(305)	(381)	(416)
Proceeds from disposals of investment	—	—	—
Proceeds from disposals of property, plant and equipment	37	—	—
Net cash used to acquire subsidiaries	—	—	—
Net cash used in investing activities	(534)	(358)	(437)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	60	44	(44)
Loans	(6)	(3)	2
Long-term debt	40	665	227
Repayments of long-term debt	(179)	(470)	(201)
Interest attributed to stockholders	(215)	—	(269)
Net cash used in financing activities	(300)	236	(285)
Increase (decrease) in cash and cash equivalents	(375)	475	(22)
Effect of exchange rate changes on cash and cash equivalents	57	(3)	(2)
Cash and cash equivalents, beginning of period	1,284	611	1,083
Cash and cash equivalents, end of period	966	1,083	1,059
Cash paid during the period for:
Interest on short-term debt	(1)	(2)	—
Interest on long-term debt	(33)	(80)	(51)
Income tax	(27)	—	—
Non-cash transactions
Conversion of loans receivable to investments	76	—	—
Income tax paid with credits	0	—	—

APPENDIX

Reconciliation of “non-GAAP” information with corresponding US GAAP figures

(1) Adjusted EBIT

	US$ million
	2Q03	1Q04	2Q04
Net operating revenues	1,170	1,656	1,920
COGS	(670)	(908)	(912)
SG&A	(45)	(101)	(106)
Research & Development	(12)	(23)	(27)
Other operating expenses	(55)	(41)	(43)
Adjusted EBIT	388	583	832

(2) Adjusted EBITDA

The term “EBITDA” refers to a financial measure that is defined as earnings (losses) before interest, taxes, depreciation and amortisation; we use the term “Adjusted EBITDA” to reflect that our financial measure also excludes monetary gains/losses, equity in results of affiliates and joint ventures less dividends received from those companies, changes in provision for losses on equity investments, adjustments for changes in accounting practices, minority interests and non-recurring expenses. However, Adjusted EBITDA is not a measure determined under GAAP in the United States of America and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for operating income or as a better measure of liquidity than cash flow from operating activities, which are determined in accordance with GAAP. We have presented Adjusted EBITDA to provide additional information with respect to our ability to meet future debt service, capital expenditure and working capital requirements. The following schedule reconciles Adjusted EBITDA to net cash provided by (used in) operating activities reported on our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure:

	RECONCILIATION BETWEEN ADJUSTED EBITDA VS. OPERATING CASH FLOW
	US$ million
	2Q03	1Q04	2Q04
Operating cash flow	459	597	700
Income tax	135	97	41
Monetary and Foreign Exchange Losses	—	(3)	(46)
Financial Expenses	32	144	60
Net Working Capital	(141)	(56)	221
Others	5	(36)	(5)
Adjusted EBITDA	490	743	971

(3) Gross Debt / last 12 months’ Adjusted EBITDA

	2Q03	1Q04	2Q04
Gross Debt / LTM Adjusted EBITDA (x)	1.74	1.86	1.55
Gross Debt / LTM Operating cash flow (x)	1.65	2.27	2.01

(4) Net Debt

	RECONCILIATION BETWEEN GROSS DEBT VS. NET DEBT
	US$ million
	2Q03	1Q04	2Q04
Gross Debt	3,282	4,526	4,514
Cash and cash equivalents	966	1,084	1,059
Net Debt	2,316	3,442	3,455

(5) LTM Adjusted EBITDA / LTM interest expenses

	2Q03	1Q04	2Q04
LTM Adjusted EBITDA / LTM interest expenses (x)	9.36	11.69	12.94
LTM Operating income / LTM interest expenses (x)	7.68	8.96	10.26

(6) Gross Debt / Enterprise Value

	2Q03	1Q04	2Q04
Gross Debt / EV (x)	0.24	0.19	0.22
Gross Debt / Total Assets (x)	0.34	0.36	0.36

Entreprise Value = net debt + market capitalization

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Report of PricewaterhouseCoopers Auditores Independentes	F-2
Consolidated Balance Sheets as of June 30, 2004 and December 31, 2003	F-3
Consolidated Statements of Income for the three-month periods ended June 30, 2004 and 2003 and March 31, 2004 and for the six-month periods ended June 30, 2004 and 2003	F-5
Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2004 and 2003 and March 31, 2004 and for the six-month periods ended June 30, 2004 and 2003	F-6
Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2004 and 2003 and March 31, 2004 and for the six-month periods ended June 30, 2004 and 2003	F-7
Notes to the Condensed Consolidated Financial Information	F-8
Supplemental Financial Information	S-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of June 30, 2004, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended June 30 and March 31, 2004 and June 30, 2003 and for the six-month periods ended June 30, 2004 and 2003, respectively. This interim financial information is the responsibility of the Company’s management. The unaudited financial information of certain affiliates, the equity in earnings which total US$ 9 million and US$ 19 million for the three and six-month periods ended June 30, 2003, respectively were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of the other accountants, we are not aware of any material modifications that should be made to the condensed consolidated interim financial information referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2003, and the related consolidated statements of income, of change in stockholders’ equity, and cash flows for the year then ended (not presented herein) and in our report dated February 20, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003 and, as discussed in Note 5 to the financial statements, the Company also changed its accounting policy for consolidation of variable interest entities as from January 1, 2004.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
August 6, 2004

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	June	December
	30, 2004	31, 2003
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,059	585
Accounts receivable
Related parties	121	115
Unrelated parties	782	703
Loans and advances to related parties	36	56
Inventories	609	505
Deferred income tax	66	91
Others	396	419

	3,069	2,474

Property, plant and equipment, net and mining rights	6,872	6,484
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	966	1,034
Other assets
Goodwill on acquisition of subsidiaries	419	451
Loans and advances
Related parties	33	40
Unrelated parties	61	68
Prepaid pension cost	70	82
Deferred income tax	369	234
Judicial deposits	419	407
Unrealized gain on derivative instruments	1	5
Others	155	155

	1,527	1,442

TOTAL	12,434	11,434

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	June	December
	30, 2004	31, 2003
Liabilities and stockholders’ equity	(unaudited)
Current liabilities
Suppliers	364	482
Payroll and related charges	84	78
Interest attributed to stockholders	142	118
Current portion of long-term debt — unrelated parties	853	1,009
Short-term debt	127	129
Loans from related parties	45	119
Others	365	318

	1,980	2,253

Long-term liabilities
Employees post-retirement benefits	192	198
Long-term debt — unrelated parties	3,488	2,767
Loans from related parties	1	4
Provisions for contingencies (Note 10)	658	635
Unrealized loss on derivative instruments	122	96
Others	281	268

	4,742	3,968

Minority interests	533	329

Stockholders’ equity
Preferred class A stock - 600,000,000 no-par-value shares authorized and 138,575,913 issued	1,176	1,055
Common stock - 300,000,000 no-par-value shares authorized and 249,983,143 issued	2,121	1,902
Treasury stock - 4,183 (2003 - 4,183) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive loss	(4,696)	(4,375)
Appropriated retained earnings	2,501	3,035
Unappropriated retained earnings	3,667	2,857

	5,179	4,884

TOTAL	12,434	11,434

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month			Six months
	periods ended			ended June 30
	June	March	June
	30, 2004	31, 2004	30, 2003	2004	2003
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	1,262	1,061	761	2,323	1,507
Kaolin	39	39	14	78	30
Manganese and ferroalloys	164	131	89	295	164
Potash	31	23	21	54	42
Copper	24	—	—	24	—
Others	—	—	7	—	16

	1,520	1,254	892	2,774	1,759
Revenues from logistic services	220	191	138	411	253
Aluminum products	289	280	188	569	355
Other products and services	4	6	1	10	5

	2,033	1,731	1,219	3,764	2,372
Value-added tax	(113)	(75)	(49)	(188)	(92)

Net operating revenues	1,920	1,656	1,170	3,576	2,280

Operating costs and expenses
Cost of ores and metals sold	(647)	(643)	(438)	(1,290)	(866)
Cost of logistic services	(117)	(115)	(73)	(232)	(143)
Cost of aluminum products	(143)	(147)	(157)	(290)	(299)
Others	(5)	(3)	(2)	(8)	(3)

	(912)	(908)	(670)	(1,820)	(1,311)
Selling, general and administrative expenses	(106)	(101)	(45)	(207)	(94)
Research and development	(27)	(23)	(12)	(50)	(23)
Employee profit sharing plan	(17)	(13)	(9)	(30)	(21)
Others	(26)	(28)	(46)	(54)	(80)

	(1,088)	(1,073)	(782)	(2,161)	(1,529)

Operating income	832	583	388	1,415	751

Non-operating income (expenses)
Financial income	19	12	29	31	57
Financial expenses	(106)	(142)	(64)	(248)	(146)
Foreign exchange and monetary gains (losses), net	(245)	(42)	257	(287)	307

	(332)	(172)	222	(504)	218

Income before income taxes, equity results and minority interests	500	411	610	911	969

Income taxes
Current	(41)	(97)	(135)	(138)	(141)
Deferred	(23)	32	(25)	9	(90)

	(64)	(65)	(160)	(129)	(231)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	150	86	35	236	129
Minority interests	(82)	(27)	(29)	(109)	(47)

Income from continuing operations	504	405	456	909	820

Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	—	(10)

Net income for the period	504	405	456	909	810

Basic earnings per Preferred Class A Share	1.31	1.06	1.19	2.37	2.11

Basic earnings per Common Share	1.31	1.06	1.19	2.37	2.11

Weighted average number of shares outstanding (thousands of shares)
Common shares	245,268	245,268	245,268	245,268	245,268
Preferred Class A shares	138,571	138,571	138,571	138,571	138,571

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

	Three-month			Six months
	periods ended			ended June 30
	June	March	June
	30, 2004	31, 2004	30, 2003	2004	2003
Cash flows from operating activities:
Net income	504	405	456	909	810
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	79	99	54	178	97
Dividends received	60	61	36	121	72
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(150)	(86)	(35)	(236)	(129)
Deferred income taxes	23	(32)	25	(9)	90
Provisions for other contingencies	—	—	—	—	9
Impairment of property, plant and equipment	—	—	12	—	12
Change in accounting pratice for asset retirement obligations (Note 4)	—	—	—	—	10
Pension plan	3	3	2	6	5
Foreign exchange and monetary losses (gains)	291	45	(257)	336	(399)
Net unrealized derivative losses (gains)	(22)	54	(1)	32	2
Minority interests	82	27	29	109	47
Others	51	(35)	(3)	16	3
Decrease (increase) in assets:
Accounts receivable	(132)	(23)	65	(155)	129
Inventories	(67)	(15)	(27)	(82)	(3)
Others	67	(25)	23	42	22
Increase (decrease) in liabilities:
Suppliers	(59)	(25)	28	(84)	(65)
Payroll and related charges	(18)	(3)	13	(21)	7
Others	(12)	147	39	135	96

Net cash provided by operating activities	700	597	459	1,297	815

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(6)	—	(54)	(6)	(77)
Repayments	5	41	—	46	29
Others	4	15	1	19	17
Guarantees and deposits	(18)	(24)	(152)	(42)	(164)
Additions to investments	(6)	(9)	(61)	(15)	(61)
Additions to property, plant and equipment	(416)	(381)	(305)	(797)	(503)
Proceeds from disposal of investments	—	—	37	—	37

Net cash used in investing activities	(437)	(358)	(534)	(795)	(722)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(44)	44	60	—	(33)
Loans
Related parties
Additions	3	3	—	6	—
Repayments	(1)	(6)	(6)	(7)	(22)
Issuances of long-term debt
Related parties	—	—	—	—	2
Others	227	665	40	892	217
Repayments of long-term debt
Related parties	—	—	(4)	—	(4)
Others	(201)	(470)	(175)	(671)	(276)
Interest attributed to stockholders	(269)	—	(215)	(269)	(215)

Net cash provided by (used in) financing activities	(285)	236	(300)	(49)	(331)

Increase (decrease) in cash and cash equivalents	(22)	475	(375)	453	(238)
Effect of exchange rate changes on cash and cash equivalents	(2)	(3)	57	(5)	113
Initial cash in new consolidated subsidiary	—	26	—	26
Cash and cash equivalents, beginning of period	1,083	585	1,284	585	1,091

Cash and cash equivalents, end of period	1,059	1,083	966	1,059	966

Cash paid during the period for:
Interest on short-term debt	—	(2)	(1)	(2)	(7)
Interest on long-term debt	(51)	(80)	(33)	(131)	(86)
Income tax	—	—	(27)	—	(33)
Non-cash transactions
Conversion of loans receivable to investments	—	—	76	—	87

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended			Six months ended June 30
	June 30,	March 31,	June 30,
	2004	2004	2003	2004	2003
Preferred class A stock (including one special share)
Beginning of the period	1,055	1,055	904	1,055	904
Transfer from appropriated retained earnings	121	—	151	121	151

End of the period	1,176	1,055	1,055	1,176	1,055

Common stock
Beginning of the period	1,902	1,902	1,630	1,902	1,630
Transfer from appropriated retained earnings	219	—	272	219	272

End of the period	2,121	1,902	1,902	2,121	1,902

Treasury stock
Beginning and end of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
Beginning and end of the period	498	498	498	498	498

Other cumulative comprehensive loss
Cumulative translation adjustments
Beginning of the period	(4,480)	(4,449)	(4,999)	(4,449)	(5,185)
Change in the period	(277)	(31)	593	(308)	779

End of the period	(4,757)	(4,480)	(4,406)	(4,757)	(4,406)

Unrealized gain on available-for-sale securities
Beginning of the period	77	74	13	74	—
Change in the period	(16)	3	5	(13)	18

End of the period	61	77	18	61	18

Adjustments relating to investments in affiliates
Beginning and end of the period	—	—	10	—	10

Total other cumulative comprehensive loss	(4,696)	(4,403)	(4,378)	(4,696)	(4,378)

Appropriated retained earnings
Beginning of the period	3,016	3,035	2,351	3,035	2,230
Transfer (to) from retained earnings	(175)	(19)	364	(194)	485
Transfer to capital stock	(340)	—	(423)	(340)	(423)

End of the period	2,501	3,016	2,292	2,501	2,292

Retained earnings
Beginning of the period	3,119	2,857	3,321	2,857	3,288
Net income	504	405	456	909	810
Interest attributed to stockholders
Preferred class A stock	(48)	(58)	(48)	(106)	(120)
Common stock	(83)	(104)	(84)	(187)	(212)
Appropriation (to) from reserves	175	19	(364)	194	(485)

End of the period	3,667	3,119	3,281	3,667	3,281

Total stockholders’ equity	5,179	5,099	4,562	5,179	4,562

Comprehensive income is comprised as follows:
Net income for the period	504	405	456	909	810
Cumulative translation adjustments	(277)	(31)	593	(308)	779
Unrealized gain (loss) on available-for-sale securities	(16)	3	5	(13)	18

Total comprehensive income	211	377	1,054	588	1,607

Shares
Preferred class A stock (including one special share)	138,575,913	138,575,913	138,575,913	138,575,913	138,575,913

Common stock	249,983,143	249,983,143	249,983,143	249,983,143	249,983,143

Treasury stock (1)
Beginning of the period	(4,719,353)	(4,719,353)	(4,719,635)	(4,719,353)	(4,719,651)
Sales	—	—	230	—	246

End of the period	(4,719,353)	(4,719,353)	(4,719,405)	(4,719,353)	(4,719,405)

	383,839,703	383,839,703	383,839,651	383,839,703	383,839,651

Interest attributed to stockholders (per share)
Preferred class A stock (including one special share)	0.78	0.42	0.52	0.78	0.52
Common stock	0.78	0.42	0.52	0.78	0.52

(1)	As of June 30, 2004, 4,715,170 common shares and 4,183 preferred shares were held in treasury in the amount of $ 88. The 4,715,170 common shares guarantee a loan of our subsidiary Alunorte.

See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity
Alumina do Norte do Brasil S.A. — Alunorte	57	Brazil	Aluminum
Alumínio Brasileiro S.A. — Albras (8)	51	Brazil	Aluminum
CADAM S.A. (2) (4)	37	Brazil	Kaolin
CELMAR S.A. — Indústria de Celulose e Papel (3)	100	Brazil	Forestry
CVRD Overseas Ltd.	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	Brazil	Logistics
Ferteco Mineração S.A. — FERTECO (3)	100	Brazil	Iron ore and Pellets
Itabira Rio Doce Company Ltd. — ITACO	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (1) (5)	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. — MBR (4) (7)	56	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	Brazil	Shipping
Pará Pigmentos S.A.	76	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	Bahamas	International finance
Rio Doce Manganèse Europe — RDME	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	Brazil	Copper
Rio Doce Manganês S.A. (6)	100	Brazil	Manganese and Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore, Ferroalloys and Manganese
Vale do Rio Doce Alumínio S.A. — ALUVALE (5)	100	Brazil	Aluminum

(1)	Development stage companies

(2)	Through Caemi Mineração e Metalurgia S.A.

(3)	Merged with CVRD on August 29, 2003

(4)	Consolidated as from September 2003

(5)	Merged with CVRD on December 30, 2003

(6)	Formerly Sibra-Eletrosiderúrgica Brasileira S.A.

(7)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.

(8)	Consolidated as from January 1, 2004 (See Note 4)

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value. We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in electrical energy projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended June 30, 2004 and 2003 and March 31, 2004 and for the six month periods ended June 30, 2004 and 2003 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three month period ended June 30, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2004.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

Exchange rates at June 30, 2004, March 31, 2004 and December 31, 2003 were R$ 3,1075: US$ 1,00, R$ 2,9086: US$ 1,00 and R$ 2,8892: US$ 1,00, respectively.

4	Change in accounting practices

In June 2001, the FASB issued SFAS 143 — “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional $26 for asset retirement obligations was recorded as “Others — long-term liabilities”, a net increase of $11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of $10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

In December 2003, the FASB issued FIN 46R – “Consolidation of Variable Interest Entities, (revised December 2003)”. The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE. Alumínio Brasileiro S.A – ALBRAS was identified as a VIE and was consolidated as from January 1, 2004.

5	Recently-issued accounting pronouncements

Emerging Issue Task Force No. 04-03 (EITF 04-03), Mining assets: Impairment and Business Combinations and No. 03-01 (EITF 03-01), The Meaning of Other – Than – Temporary Impairment and its Application to Certain Investments were issued in March, 2004.

The Company does not expect any significant impacts on its financial statements arising from these new pronouncements.

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three-month			Six months
	periods ended			ended June 30
	June 30,	March 31,	June 30,
	2004	2004	2003	2004	2003
Income before income taxes, equity results and minority interests	500	411	610	911	969

Federal income tax and social contribution expense at statutory enacted rates	(171)	(139)	(207)	(310)	(329)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	44	55	59	99	122
Exempt foreign income (expenses)	21	14	(26)	35	(42)
Difference on tax basis of equity investees	(16)	(14)	—	(30)	—
Tax incentives	3	9	40	12	40
Valuation allowance reversal	52	—	—	52	9
Other non-taxable gains (losses)	3	10	(26)	13	(31)

Federal income tax and social contribution expense in consolidated statements of income	(64)	(65)	(160)	(129)	(231)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	June 30,	December 31,
	2004	2003
Finished products
Iron ore and pellets	147	146
Manganese and ferroalloys	92	78
Alumina	25	20
Aluminum	34	—
Copper	10	—
Kaolin	18	16
Others	7	8
Spare parts and maintenance supplies	276	237

	609	505

8	Investments in affiliated companies and joint ventures

	June 30, 2004				Investments		Equity Adjustments					Dividends received
							Three Months		periods	Six months		Three Months		periods	Six months		Quoted
									ended	ended June 30				ended	ended June 30		market
				Net income
	Participation in		Net	(loss) for	June 30,	December	June	March	June			June	March	June			June 30,
	capital (%)		equity	the period	2004	31, 2003	30, 2004	31, 2004	30, 2003	2004	2003	30, 2004	31, 2004	30, 2003	2004	2003	2004
	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22.99	11.46	436	297	50	31	16	18	10	34	20	—	13	—	13	—	216
Companhia Siderúrgica de Tubarão — CST (1)	26.93	28.79	503	280	141	86	61	17	6	78	12	—	—	—	—	5	406
California Steel Industries Inc. — CSI	50.00	50.00	232	28	116	103	15	(1)	—	14	3	2	—	3	2	3	—
SIDERAR (costs $15) — available for sale investments	4.85	4.85	—	—	72	89	—	—	—	—	—	—	—	—	—	—	72

					379	309	92	34	16	126	35	2	13	3	15	8	694
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	380	62	152	168	14	11	6	25	10	20	21	—	41	5	—
Valesul Alumínio S.A. — VALESUL	54.51	54.51	80	13	43	49	4	3	1	7	5	7	2	3	9	3	—
Alumínio Brasileiro S.A. — ALBRAS (5)	—	—	—	—	—	112	—	—	40	—	79	—	—	—	—	—	—
Alumínio Brasileiro S.A. — ALBRAS — change in provision for losses (5)					—	—	—	—	—	—	1	—	—	—	—	—	—

					195	329	18	14	47	32	95	27	23	3	50	8	—
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	—	—	—	—	7	—	12	—	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.11	51.00	41	14	21	18	5	2	(1)	7	—	—	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	51.00	50.89	37	8	19	17	3	1	2	4	3	—	—	—	—	2	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	4	4	2	1	1	1	—	2	—	—	—	—	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO - change in provision for losses					—	—	—	—	6	—	9	—	—	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	51.00	50.90	26	6	13	11	3	1	1	4	1	—	—	1	—	1	—
Gulf Industrial Investment Company — GIIC	50.00	50.00	77	11	39	40	2	4	4	6	6	1	6	—	7	5	—
SAMARCO Mineração S.A. — SAMARCO (4)	50.00	50.00	331	90	200	221	20	25	23	45	42	30	19	25	49	39	—
Minas da Serra Geral S.A. — MSG	50.00	50.00	33	(3)	16	15	(2)	—	1	(2)	2	—	—	1	—	1	—
Others	—	—	—	—	20	21	—	(1)	(1)	(1)	2	—	—	1	—	1	—

					330	344	32	33	42	65	77	31	25	28	56	49	—
Logistics
Ferroban — Ferrovias Bandeirantes S.A. — change in provision for losses	—	—	—	—	1	1	—	—	—	—	—	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. — FCA — change in provision for losses (3)	—	—	—	—	—	—	—	—	(73)	—	(84)	—	—	—	—	—	—
MRS Logística S.A	—	—	—	—	49	39	8	6	—	14	—	—	—	—	—	—	—
MRS Logística S.A. — change in provision for losses	—	—	—	—	—	—	—	—	3	—	4	—	—	—	—	—	—
Others, mainly investments sold in 2003	—	—	—	—	6	4	—	—	(2)	—	(3)	—	—	—	—	—	—

					56	44	8	6	(72)	14	(83)	—	—	—	—	—	—
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. — FOSFERTIL (2)	—	—	—	—	—	—	—	—	2	—	5	—	—	2	—	7	—
Others	—	—	—	—	6	8	—	(1)	—	(1)	—	—	—	—	—	—	—

					6	8	—	(1)	2	(1)	5	—	—	2	—	7	—

Total					966	1,034	150	86	35	236	129	60	61	36	121	72	694

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST’s total capital for $ 60;

(2)	Investment sold in 2003;

(3)	Consolidated as from September, 2003, after acquisition of control;

(4)	Investment includes goodwill of $35 in 2004 and $ 37 in 2003;

(5)	Albras was consolidated as from January 1, 2004.

9	Pension plans

				Six months
			Quarter	ended June 30
	June 30,	March 31,	June 30,
	2004	2004	2003	2004	2003
Service cost — benefits earned during the period	—	1	1	1	1
Interest cost on projected benefit obligation	36	38	36	74	67
Actual return on assets	(32)	(44)	(87)	(76)	(118)
Amortization of initial transitory obligation	2	2	2	4	4
Net deferral	(3)	6	50	3	51

Net periodic pension cost	3	3	2	6	5

Employer contributions

We previously disclosed in our consolidated financial statements for the year ended December 31, 2003, that we expected to contribute $14 to our pension plan in 2004. As of June 30, 2004, $7 of contributions have been made. We do not expect any change in our previous estimate.

10	Commitments and contingencies

(a)	At June 30, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $8, of which $7 is denominated in United States dollars and the remaining $1 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	7	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	8

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2004		December 31, 2003
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	184	76	177	66
Civil claims	135	56	167	54
Tax — related actions	334	283	285	279
Others	5	4	6	8

	658	419	635	407

Labor — related actions principally comprise employee claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements — CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party. An increase of $4 for tax deposits during 2004 refers mainly to an action in which we challenged the annual limitation on use to our tax loss carry forwards.

Contingencies settled in the three-month period ended June 30, 2004, and 2003 and March 31, 2004 aggregated $14, $32 and $23, respectively, and additional provisions aggregated $39, $18 and $13, respectively.

In addition to the contingencies for which we have made provisions we have possible losses in connection with tax contingencies totaling $293 and $335 at June 30, 2004 and 2003, respectively, for which no provision is maintained.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise there from no provision has been made in the financial statements with respect to these two actions.

(d)	We are committed under a take-or-pay agreement to purchase approximately 43,970 thousand metric tons of bauxite from Mineração Rio do Norte S.A. - MRN at a formula price, calculated based on the current London Metal Exchange (LME) quotation for aluminum. Based on a market price of US$ 19.43 per metric ton as of June 30, 2004, it represents the following total commitment:

2004 as from July	27,550
2005	55,100
2006	55,100
2007	55,100
2008	55,100
2009 and thereafter	606,350

854,300

(e)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $ 205 million, which represents half of the $ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years, which had already been extended for an additional period of two years and on April 28, 2004 was extended again for another 5 years. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of June 30, 2004, the remaining contributions towards exploration and development activities totaled $ 68 million. In the event that either of us wishes to conduct further exploration and development after having spent such $ 205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(f)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources. On March 26, 2004 as a result of exploiting our mineral resources we declared a distribution on these “debentures” in the amount of $ 2, payable as from April 1, 2004.

(g)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Balance as of January 01, 2004	81
Accretion expense	2
Cumulative translation adjustment	(1)

Balance as of March 31, 2004	82

Accretion expense	4
Cumulative translation adjustment	(4)

Balance as of June 30, 2004	82

Balance as of January 01, 2004	81
Accretion expense	6
Cumulative translation adjustment	(5)

Balance as of June 30, 2004	82

11	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products — comprises the production of non-ferrous minerals.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:

•	Aluminum — comprises aluminum trading activities, alumina refining, aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices generally accepted in Brazil together with certain minor inter-segment allocations.

     Consolidated net income and principal assets are reconciled as follows:

Results by segment — before eliminations (Unaudited)

	As of and for the three-month periods ended
	June 30, 2004
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,875	81	22	398	—	(923)	1,453
Gross revenues — Domestic	364	35	219	47	—	(85)	580
Cost and expenses	(1,588)	(89)	(142)	(308)	—	1,008	(1,119)
Depreciation, depletion and amortization	(57)	(6)	(8)	(8)	—	—	(79)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	591	21	91	129	—	—	832
Financial income	63	—	2	20	1	(67)	19
Financial expenses	(139)	(2)	(5)	(26)	(1)	67	(106)
Foreign exchange and monetary gains (losses), net	(202)	(2)	(1)	(42)	2	—	(245)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	32	—	8	18	92	—	150
Income taxes	(87)	(4)	(1)	31	(3)	—	(64)
Minority interests	(31)	1	—	(52)	—	—	(82)

Net income	227	14	94	78	91	—	504

Sales classified by geographic destination:
Export market
America, except United States	172	—	18	41	—	(98)	133
United States	121	—	—	7	—	(70)	58
Europe	857	68	4	212	—	(435)	706
Middle East/Africa/Oceania	87	1	—	—	—	(19)	69
Japan	187	4	—	105	—	(99)	197
China	300	5	—	33	—	(135)	203
Asia, other than Japan and China	151	3	—	—	—	(67)	87

	1,875	81	22	398	—	(923)	1,453
Domestic market	364	35	219	47	—	(85)	580

	2,239	116	241	445	—	(1,008)	2,033

Assets:
Property, plant and equipment, net	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	165	62	153	35	1	—	416
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	330	—	56	195	385	—	966

Capital employed	4,307	679	449	816	26	—	6,277

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three-month periods ended
	March 31, 2004
				Holdings
		Non		(1)
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,562	34	19	363	—	(735)	1,243
Gross revenues — Domestic	287	28	184	59	—	(70)	488
Cost and expenses	(1,366)	(53)	(128)	(304)	—	805	(1,046)
Depreciation, depletion and amortization	(78)	(6)	(7)	(8)	—	—	(99)
Pension plan	(3)	—	—	—	—	—	(3)

Operating income (loss)	402	3	68	110	—	—	583
Financial income	44	—	4	(17)	1	(20)	12
Financial expenses	(116)	(1)	(4)	(41)	—	20	(142)
Foreign exchange and monetary gains (losses), net	(32)	—	(5)	(6)	1	—	(42)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	33	—	6	14	33	—	86
Income taxes	(54)	—	(2)	(9)	—	—	(65)
Minority interests	(14)	(1)	—	(12)	—	—	(27)

Net income	263	1	67	39	35	—	405

Sales classified by geographic destination:
Export market
America, except United States	158	—	15	70	—	(103)	140
United States	107	—	—	38	—	(66)	79
Europe	659	22	4	149	—	(312)	522
Middle East/Africa/Oceania	89	—	—	—	—	(26)	63
Japan	150	8	—	80	—	(67)	171
China	238	4	—	26	—	(97)	171
Asia, other than Japan and China	161	—	—	—	—	(64)	97

	1,562	34	19	363	—	(735)	1,243
Domestic market	287	28	184	59	—	(70)	488

	1,849	62	203	422	—	(805)	1,731

Assets:
Property, plant and equipment, net	4,646	1,060	455	854	1	—	7,016
Additions to Property, plant and equipment	156	71	132	22	—	—	381
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	353	—	51	207	343	—	954

Capital employed	4,298	245	404	819	28	—	5,794

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three-month periods ended
	June 30, 2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,115	18	18	158	—	(495)	814
Gross revenues — Domestic	279	22	108	41	—	(45)	405
Cost and expenses	(1,039)	(40)	(68)	(175)	7	540	(775)
Depreciation, depletion and amortization	(45)	(2)	(3)	(4)	—	—	(54)
Pension plan	(2)	—	—	—	—	—	(2)

Operating income (loss)	308	(2)	55	20	7	—	388
Financial income	51	(1)	5	3	2	(31)	29
Financial expenses	(85)	—	(2)	(7)	(1)	31	(64)
Foreign exchange and monetary gains (losses), net	185	14	(12)	72	(2)	—	257
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	42	—	(72)	47	18	—	35
Income taxes	(139)	1	1	(24)	1	—	(160)
Minority interests	(1)	(3)	—	(25)	—	—	(29)

Net income	361	9	(25)	86	25	—	456

Sales classified by geographic destination:
Export market
America, except United States	121	—	4	36	—	(84)	77
United States	70	2	—	17	—	(47)	42
Europe	491	14	10	45	—	(185)	375
Middle East/Africa/Oceania	68	—	1	—	—	(14)	55
Japan	131	2	2	47	—	(60)	122
China	148	—	—	13	—	(68)	93
Asia, other than Japan and China	86	—	1	—	—	(37)	50

	1,115	18	18	158	—	(495)	814
Domestic market	279	22	108	41	—	(45)	405

	1,394	40	126	199	—	(540)	1,219

Assets:
Property, plant and equipment, net	3,103	634	212	522	31	—	4,502
Additions to Property, plant and equipment	177	94	17	20	—	—	308
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	—	2	305	306	—	1,072

Capital employed	2,875	158	245	486	29	—	3,793

(1)	Albras was consolidated as from January 1, 2004. Generating contribution to net revenues and operating income of $61 and $74, $46 and $54 in the three-month periods ended June 30, 2004 and March 31, 2004, respectively.

Operating income by product — after eliminations (Unaudited)

	For the three-month periods ended
	June 30, 2004

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	732	211	943	(38)	905	(394)	511	—	(55)	456
Pellets	251	68	319	(11)	308	(207)	101	—	—	101
Manganese	8	3	11	(2)	9	(7)	2	—	—	2
Ferroalloys	103	50	153	(13)	140	(72)	68	—	(3)	65

	1,094	332	1,426	(64)	1,362	(680)	682	—	(58)	624
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	31	31	(6)	25	(13)	12	—	(1)	11
Kaolin	34	5	39	(1)	38	(21)	17	—	(4)	13
Copper	24	—	24	—	24	(4)	20	—	(2)	18

	58	36	94	(7)	87	(38)	49	—	(7)	42
Aluminum
Alumina	83	—	83	(4)	79	(66)	13	—	(5)	8
Aluminum	197	1	198	(1)	197	(67)	130	—	(3)	127
Bauxite	8	—	8	—	8	(8)	—	—	—	—

	288	1	289	(5)	284	(141)	143	—	(8)	135
Logistics
Railroads	—	153	153	(25)	128	(81)	47	—	(4)	43
Ports	—	45	45	(3)	42	(21)	21	—	(1)	20
Ships	10	12	22	(7)	15	(25)	(10)	—	(1)	(11)

	10	210	220	(35)	185	(127)	58	—	(6)	52
Others	3	1	4	(2)	2	(23)	(21)	—	—	(21)

	1,453	580	2,033	(113)	1,920	(1,009)	911	—	(79)	832

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three-months ended
	March 31, 2004

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	652	174	826	(23)	803	(385)	418	—	(70)	348
Pellets	183	52	235	(8)	227	(172)	55	—	(3)	52
Manganese	6	3	9	(1)	8	(7)	1	—	—	1
Ferroalloys	91	31	122	(8)	114	(86)	28	—	(4)	24

	932	260	1,192	(40)	1,152	(650)	502	—	(77)	425
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	23	23	(3)	20	(9)	11	—	(2)	9
Kaolin	34	5	39	(2)	37	(22)	15	—	(3)	12
Copper	—	—	—	—	—	—	—	—	—	—

	34	28	62	(5)	57	(31)	26	—	(5)	21
Aluminum
Alumina	98	6	104	(5)	99	(90)	9	—	(4)	5
Aluminum	150	11	161	—	161	(54)	107	—	(4)	103
Bauxite	15	—	15	—	15	(13)	2	—	—	2

	263	17	280	(5)	275	(157)	118	—	(8)	110
Logistics
Railroads	—	133	133	(19)	114	(66)	48	—	(8)	40
Ports	—	38	38	(3)	35	(23)	12	—	(1)	11
Ships	11	9	20	(3)	17	(27)	(10)	—	—	(10)

	11	180	191	(25)	166	(116)	50	—	(9)	41
Others	3	3	6	—	6	(20)	(14)	—	—	(14)

	1,243	488	1,731	(75)	1,656	(974)	682	—	(99)	583

[Additional columns below]

[Continued from above table, first column(s) repeated]

	For the three-months ended
	June 30, 2003

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	458	135	593	(18)	575	(283)	292	—	(20)	272
Pellets	118	50	168	(7)	161	(134)	27	(12)	(4)	11
Manganese	14	2	16	(1)	15	(2)	13	—	(1)	12
Ferroalloys	46	27	73	(5)	68	(46)	22	—	(2)	20

	636	214	850	(31)	819	(465)	354	(12)	(27)	315
Non ferrous
Gold	7	—	7	—	7	(7)	—	—	(2)	(2)
Potash	—	21	21	(2)	19	(10)	9	—	(1)	8
Kaolin	13	1	14	(1)	13	(9)	4	—	—	4
Copper	—	—	—	—	—	—	—	—	—	—

	20	22	42	(3)	39	(26)	13	—	(3)	10
Aluminum
Alumina	65	39	104	(2)	102	(86)	16	—	(4)	12
Aluminum	74	4	78	—	78	(68)	10	—	—	10
Bauxite	6	—	6	—	6	(6)	—	—	—	—

	145	43	188	(2)	186	(160)	26	—	(4)	22
Logistics
Railroads	—	79	79	(8)	71	(19)	52	—	(16)	36
Ports	—	38	38	(5)	33	(27)	6	—	(2)	4
Ships	13	8	21	—	21	(21)	—	—	—	—

	13	125	138	(13)	125	(67)	58	—	(18)	40
Others	—	1	1	—	1	2	3	—	(2)	1

	814	405	1,219	(49)	1,170	(716)	454	(12)	(54)	388

Results by segment — before eliminations (Unaudited)

	Six-month periods ended June 30
	2004
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	3,437	115	41	761	—	(1,658)	2,696
Gross revenues — Domestic	651	63	403	106	—	(155)	1,068
Cost and expenses	(2,954)	(142)	(270)	(612)	—	1,813	(2,165)
Depreciation, depletion and amortization	(135)	(12)	(15)	(16)	—	—	(178)
Pension plan	(6)	—	—	—	—	—	(6)

Operating (loss) income	993	24	159	239	—	—	1,415
Financial income	107	—	6	3	2	(87)	31
Financial expenses	(255)	(3)	(9)	(67)	(1)	87	(248)
Foreign exchange and monetary gains (losses), net	(234)	(2)	(6)	(48)	3	—	(287)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	65	—	14	32	125	—	236
Income taxes	(141)	(4)	(3)	22	(3)	—	(129)
Minority interests	(45)	—	—	(64)	—	—	(109)

Income from continuing operations	490	15	161	117	126	—	909
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	490	15	161	117	126	—	909

Sales classified by geographic destination:
Export market
America, except United States	330	—	33	111	—	(201)	273
United States	228	—	—	45	—	(136)	137
Europe	1,516	90	8	361	—	(747)	1,228
Middle East/Africa/Oceania	176	1	—	—	—	(45)	132
Japan	337	12	—	185	—	(166)	368
China	538	9	—	59	—	(232)	374
Asia, other than Japan and China	312	3	—	—	—	(131)	184

	3,437	115	41	761	—	(1,658)	2,696
Domestic market	651	63	403	106	—	(155)	1,068

	4,088	178	444	867	—	(1,813)	3,764

Assets:
Property, plant and equipment, net	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	322	133	285	57	—	—	797
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	330	—	56	195	385	—	966

Capital employed	4,307	679	449	816	26	—	6,277

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Six-month periods ended June 30
	2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	2,195	41	39	307	—	(971)	1,611
Gross revenues — Domestic	537	46	186	78	—	(86)	761
Cost and expenses	(2,040)	(78)	(129)	(334)	5	1,057	(1,519)
Depreciation, depletion and amortization	(81)	(5)	(5)	(6)	—	—	(97)
Pension plan	(5)	—	—	—	—	—	(5)

Operating (loss) income	606	4	91	45	5	—	751
Financial income	96	—	8	6	3	(56)	57
Financial expenses	(181)	(2)	(3)	(12)	(4)	56	(146)
Foreign exchange and monetary gains (losses), net	210	19	(15)	95	(2)	—	307
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	77	—	(83)	95	40	—	129
Income taxes	(205)	—	—	(26)	—	—	(231)
Minority interests	(1)	(5)	—	(41)	—	—	(47)

Income from continuing operations	602	16	(2)	162	42	—	820
Change in accounting pratice for asset retirement obligations (note 4)	(10)	—	—	—	—	—	(10)

Net income	592	16	(2)	162	42	—	810

Sales classified by geographic destination:
Export market
America, except United States	237	—	18	67	—	(156)	166
United States	171	6	—	19	—	(97)	99
Europe	931	31	16	132	—	(355)	755
Middle East/Africa/Oceania	119	—	4	—	—	(30)	93
Japan	242	3	—	70	—	(109)	206
China	332	1	—	19	—	(152)	200
Asia, other than Japan and China	163	—	1	—	—	(72)	92

	2,195	41	39	307	—	(971)	1,611
Domestic market	537	46	186	78	—	(86)	761

	2,732	87	225	385	—	(1,057)	2,372

Assets:
Property, plant and equipment, net	3,103	634	212	522	31	—	4,502
Additions to Property, plant and equipment	268	145	49	43	1	—	506
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	459	—	2	305	306	—	1,072

Capital employed	2,875	158	245	486	29	—	3,793

Operating income by product — after eliminations (Unaudited)

	Six-month periods ended June 30
	2004

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	1,384	385	1,769	(61)	1,708	(779)	929	—	(125)	804
Pellets	434	120	554	(19)	535	(379)	156	—	(3)	153
Manganese	14	6	20	(3)	17	(14)	3	—	—	3
Ferroalloys	194	81	275	(21)	254	(158)	96	—	(7)	89

	2,026	592	2,618	(104)	2,514	(1,330)	1,184	—	(135)	1,049
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	54	54	(9)	45	(22)	23	—	(3)	20
Kaolin	68	10	78	(3)	75	(43)	32	—	(7)	25
Copper	24	—	24	—	24	(4)	20	—	(2)	18

	92	64	156	(12)	144	(69)	75	—	(12)	63
Aluminum
Alumina	181	6	187	(9)	178	(156)	22	—	(9)	13
Aluminum	347	12	359	(1)	358	(121)	237	—	(7)	230
Bauxite	23	—	23	—	23	(21)	2	—	—	2

	551	18	569	(10)	559	(298)	261	—	(16)	245
Logistics
Railroads	—	286	286	(44)	242	(147)	95	—	(12)	83
Ports	—	83	83	(6)	77	(44)	33	—	(2)	31
Ships	21	21	42	(10)	32	(52)	(20)	—	(1)	(21)

	21	390	411	(60)	351	(243)	108	—	(15)	93
Others	6	4	10	(2)	8	(43)	(35)	—	—	(35)

	2,696	1,068	3,764	(188)	3,576	(1,983)	1,593	—	(178)	1,415

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Six-month periods ended June 30
	2003

	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	879	261	1,140	(36)	1,104	(532)	572	—	(38)	534
Pellets	270	97	367	(12)	355	(297)	58	(12)	(7)	39
Manganese	23	4	27	(2)	25	(6)	19	—	(1)	18
Ferroalloys	93	44	137	(9)	128	(96)	32	—	(4)	28

	1,265	406	1,671	(59)	1,612	(931)	681	(12)	(50)	619
Non ferrous
Gold	16	—	16	—	16	(15)	1	—	(2)	(1)
Potash	—	42	42	(5)	37	(19)	18	—	(2)	16
Kaolin	26	4	30	(1)	29	(19)	10	—	(1)	9
Copper	—	—	—	—	—	—	—	—	—	—

	42	46	88	(6)	82	(53)	29	—	(5)	24
Aluminum
Alumina	124	73	197	(4)	193	(157)	36	—	(6)	30
Aluminum	144	4	148	—	148	(134)	14	—	—	14
Bauxite	10	—	10	—	10	(10)	—	—	—	—

	278	77	355	(4)	351	(301)	50	—	(6)	44
Logistics
Railroads	—	145	145	(15)	130	(34)	96	—	(30)	66
Ports	—	66	66	(6)	60	(35)	25	—	(4)	21
Ships	26	16	42	(2)	40	(58)	(18)	—	—	(18)

	26	227	253	(23)	230	(127)	103	—	(34)	69
Others	—	5	5	—	5	(8)	(3)	—	(2)	(5)

	1,611	761	2,372	(92)	2,280	(1,420)	860	(12)	(97)	751

12	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the movement in fair value of derivative financial instruments is as follows (the quarterly information is unaudited):

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Aluminum	Total
Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	—	3	(2)	—	—	1
Unrealized gains (losses) in the period	(5)	(6)	(2)	(18)	(23)	(54)
Effect of exchange rate changes	—	1	—	—	—	1

Unrealized gains (losses) at March 31, 2004	(37)	(48)	1	(36)	(43)	(163)

Unrealized gains (losses) at April 1, 2004	(37)	(48)	1	(36)	(43)	(163)
Financial settlement	1	11	—	—	—	12
Unrealized gains (losses) in the period	9	5	—	4	4	22
Effect of exchange rate changes	2	2	—	2	2	8

Unrealized gains (losses) at June 30, 2004	(25)	(30)	1	(30)	(37)	(121)

Unrealized gains (losses) at April 1, 2003	(10)	(68)	(1)	3	—	(76)
Financial settlement	—	10	—	—	—	10
Unrealized gains (losses) in the period	—	4	—	(3)	—	1
Effect of exchange rate changes	(1)	(11)	—	1	—	(11)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	—	(76)

Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	1	14	(2)	—	—	13
Unrealized gains (losses) in the period	4	(1)	(2)	(14)	(19)	(32)
Effect of exchange rate changes	2	3	—	2	2	9

Unrealized gains (losses) at June 30, 2004	(25)	(30)	1	(30)	(37)	(121)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	—	(73)
Financial settlement	—	14	—	—	—	14
Unrealized gains (losses) in the period	5	(4)	—	(3)	—	(2)
Effect of exchange rate changes	(1)	(15)	—	1	—	(15)

Unrealized gains (losses) at June 30, 2003	(11)	(65)	(1)	1	—	(76)

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2006

13	Subsequent Event

CVRD Divests its Stake in CST

On June 28, 2004 CVRD signed a conditional sales contract with Arcelor, the world´s largest steelmaker, with the intent to sell its stake in Companhia Siderurgica de Tubarão (CST).

CVRD agreed to sell to Arcelor 869,045,672 common shares and 9,381,163,397 preferred shares of CST, representing, respectively, 4.42% of the voting capital and 29.96% of the non-voting capital of this company. On July 28, 2004, the contract was consumated and CVRD was paid US$ 415.1 million for the sale of these shares.

Additionally, on June 28, 2004, CVRD signed an agreement to sell to Arcelor 4,034,524,170 common shares of CST, linked to the current CST shareholders agreement. This last transaction will be concluded when one of the three following events occur, the first to occur will trigger the transaction: (i) termination of the current CST shareholders agreement on May 25, 2005; (ii) waiver given by the other participants of the shareholders agreement; (iii) purchase by Arcelor of the CST shares owned by the other participants of the CST shareholders agreement.

CVRD will be paid US$ 163.4 million for the CST shares. This price will be adjusted by an interest rate equal to Libor plus 1.5% per annum, minus dividends distributed by CST to CVRD from now to the conclusion of the transaction.

The sale of shares to Arcelor implies in the total divestment of the 28.02% share of the CST capital currently owned by CVRD.

* * *

Supplemental Financial Statements

The following unaudited information provides additional details in relation to the balance sheet and financial performance of equity investees as well as certain financial ratios.

EBITDA – Earnings Before Interest, Income Tax, Depreciation and Amortization

(a)	EBITDA represents operating income plus depreciation, amortization and depletion plus impairment/gain on sale of property, plant and equipment plus dividends received from equity investees.

(b)	EBITDA is not a US GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.

(c)	Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.

(d)	Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.

Aluminum Area – Valesul (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	15	15			30	9	15	17	17	58
Quantity sold — internal market	MT (thousand)	10	10			20	10	9	9	12	40

Quantity sold — total	MT (thousand)	25	25	—	—	50	19	24	26	29	98

Average sales price — external market	US$	1,676.30	1,802.97			1,739.63	1,505.49	1,516.01	1,518.30	1,570.41	1,530.98
Average sales price — internal market	US$	2,240.26	2,214.30			2,227.28	1,933.02	1,970.53	1,974.21	1,957.43	1,958.05
Average sales price — total	US$	1,903.80	1,969.71			1,936.79	1,730.60	1,685.83	1,668.32	1,731.60	1,703.44
Long-term indebtedness, gross	US$	1	—			1	1	1	1	1	1
Short-term indebtedness, gross	US$	1	1			1	1	1	1	1	1

Total indebtedness, gross	US$	2	1	—	—	2	2	2	2	2	2

Stockholders’ equity	US$	92	80			80	84	92	96	90	90

Net operating revenues	US$	44	48			92	31	38	41	47	157
Cost of products	US$	(35)	(37)			(72)	(20)	(30)	(33)	(40)	(123)
Other expenses/revenues	US$	(1)	(2)			(3)	(2)	(5)	(1)	(2)	(10)
Depreciation, amortization and depletion	US$	1	1			2	1	2	1	2	6

EBITDA	US$	9	10	—	—	19	10	5	8	7	30
Depreciation, amortization and depletion	US$	(1)	(1)	—	—	(2)	(1)	(2)	(1)	(2)	(6)

EBIT	US$	8	9	—	—	17	9	3	7	5	24
Net financial result	US$	—	—			—	—	—	—	—	—

Income before income tax and social contribution	US$	8	9	—	—	17	9	3	7	5	24
Income tax and social contribution	US$	(2)	(2)			(4)	(1)	(2)	(2)	(2)	(7)

Net income	US$	6	7	—	—	13	8	1	5	3	17

Aluminum Area – MRN (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	1,106	1,157			2,263	711	958	1,324	1,347	4,340
Quantity sold — internal market	MT (thousand)	2,198	2,834			5,032	1,485	2,554	2,725	3,016	9,780

Quantity sold — total	MT (thousand)	3,304	3,991	—	—	7,295	2,196	3,512	4,049	4,363	14,120

Average sales price — external market	US$	22.00	22.70			22.36	21.31	21.20	21.27	21.61	21.37
Average sales price — internal market	US$	18.84	19.43			19.17	18.24	18.15	18.21	18.50	18.29
Average sales price — total		19.90	20.38			20.16	19.23	18.98	19.21	19.46	19.23
Long-term indebtedness, gross	US$	40	60			60	69	66	58	49	49
Short-term indebtedness, gross	US$	192	171			171	44	134	145	162	162

Total indebtedness, gross	US$	232	231	—	—	231	113	200	203	211	211

Stockholders’ equity	US$	394	380			380	402	417	419	420	420

Net operating revenues	US$	62	78			140	40	64	73	77	254
Cost of products	US$	(29)	(38)			(67)	(25)	(34)	(39)	(41)	(139)
Other expenses/revenues	US$	(1)	1			—	(1)	(1)	(1)	(1)	(4)
Depreciation, amortization and depletion	US$	13	14			27	10	10	12	13	45

EBITDA	US$	45	55	—	—	100	24	39	45	48	156
Depreciation, amortization and depletion	US$	(13)	(14)	—	—	(27)	(10)	(10)	(12)	(13)	(45)

EBIT	US$	32	41	—	—	73	14	29	33	35	111
Impairment	US$	—	—			—	—	—	—	—	—
Loss on investments accounted for by the equity method	US$	—	—			—	—	—	—	—	—
Net financial result	US$	(2)	(1)			(3)	(2)	(12)	(1)	(2)	(17)

Income before income tax and social contribution	US$	30	40	—	—	70	12	17	32	33	94
Income tax and social contribution	US$	(4)	(4)			(8)	(2)	(2)	(4)	(5)	(13)

Net income	US$	26	36	—	—	62	10	15	28	28	81

Aluminum Area – Albras (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	94	115			209	99	102	107	110	418
Quantity sold — internal market	MT (thousand)	3	4			7	4	4	4	4	16

Quantity sold — total	MT (thousand)	97	119	—	—	216	103	106	111	114	434

Average sales price — external market	US$	1,565.46	1,626.62			1,599.11	1,336.40	1,324.49	1,365.02	1,417.96	1,362.28
Average sales price — internal market	US$	1,611.11	1,660.01			1,639.05	1,376.14	1,365.10	1,398.92	1,455.46	1,398.91
Average sales price — total	US$	1,567.28	1,627.72			1,600.58	1,337.98	1,326.07	1,366.25	1,419.37	1,363.68
Long-term indebtedness, gross	US$	319	264			264	451	400	387	337	337
Short-term indebtedness, gross	US$	—	—			—	—	—	—	—	—

Total indebtedness, gross	US$	319	264	—	—	264	451	400	387	337	337

Stockholders’ equity	US$	226	273			273	79	172	197	220	220

Net operating revenues	US$	153	193			346	137	142	152	161	592
Cost of products	US$	(88)	(112)			(200)	(80)	(91)	(92)	(100)	(363)
Other expenses/revenues	US$	(11)	(7)			(18)	(4)	(5)	(2)	(9)	(20)
Depreciation, amortization and depletion	US$	4	3			7	3	4	4	4	15

EBITDA	US$	58	77	—	—	135	56	50	62	56	224
Depreciation, amortization and depletion	US$	(4)	(3)	—	—	(7)	(3)	(4)	(4)	(4)	(15)

EBIT	US$	54	74	—	—	128	53	46	58	52	209
Impairment	US$	(1)	—			(1)	—	(3)	—		(3)
Net financial result	US$	(35)	(18)			(53)	30	58	(31)	(23)	34

Income (loss) before income tax and social contribution	US$	18	56	—	—	74	83	101	27	29	240
Income tax and social contribution	US$	(11)	8			(3)	(4)	(24)	—	(9)	(37)

Net income (loss)	US$	7	64	—	—	71	79	77	27	20	203

Aluminum Area – Alunorte (Additional information — Unaudited) — Consolidated Subsidiary

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	439	343			782	289	303	395	410	1,397
Quantity sold — internal market	MT (thousand)	231	212			443	201	234	236	207	878

Quantity sold — total	MT (thousand)	670	555	—	—	1,225	490	537	631	617	2,275

Average sales price — external market	US$	204.29	234.99			217.76	170.93	172.57	190.01	182.59	180.10
Average sales price — internal market	US$	207.14	210.68			208.83	173.60	175.13	178.71	184.00	177.83
Average sales price — total	US$	205.30	225.71			214.55	172.03	173.68	185.78	183.07	179.23
Long-term indebtedness, gross	US$	361	351			351	482	494	479	490	490
Short-term indebtedness, gross	US$	90	64			64	—	4	8	—	—

Total indebtedness, gross	US$	451	415	—	—	415	482	498	487	490	490

Stockholders’ equity	US$	278	346			346	91	170	201	224	224

Net operating revenues	US$	133	122			255	84	91	116	114	405
Cost of products	US$	(83)	(71)			(154)	(64)	(76)	(79)	(81)	(300)
Other expenses/revenues	US$	(2)	(2)			(4)	—	(1)	(2)	—	(3)
Depreciation, amortization and depletion	US$	4	5			9	3	3	4	4	14

EBITDA	US$	52	54	—	—	106	23	17	39	37	116
Depreciation, amortization and depletion	US$	(4)	(5)	—	—	(9)	(3)	(3)	(4)	(4)	(14)

EBIT	US$	48	49	—	—	97	20	14	35	33	102
Non-operating result	US$					—	—	—	—	—	—
Net financial result	US$	(29)	(30)			(59)	20	66	(23)	(13)	50

Income (loss) before income tax and social contribution	US$	19	19	—	—	38	40	80	12	20	152
Income tax and social contribution	US$	2	20			22	(4)	(20)	(1)	—	(25)

Net income (loss)	US$	21	39	—	—	60	36	60	11	20	127

Pelletizing Affiliates – Kobrasco (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	617	437			1,054	453	667	800	722	2,642
Quantity sold — internal market	MT (thousand)	623	460			1,083	681	461	200	360	1,702

Quantity sold — total	MT (thousand)	1,240	897	—	—	2,137	1,134	1,128	1,000	1,082	4,344

Average sales price — external market	US$	34.27	38.04			35.83	29.89	29.98	33.57	32.04	31.61
Average sales price — internal market	US$	33.26	39.59			35.95	30.72	30.90	38.68	33.33	32.26
Average sales price — total	US$	33.76	38.84			35.89	30.39	30.35	34.59	32.47	31.86
Long-term indebtedness, gross	US$	97	92			92	124	102	102	96	96

Total indebtedness, gross	US$	97	92	—	—	92	124	102	102	96	96

Stockholders’ equity	US$	4	4			4	(28)	(20)	(18)	1	1

Net operating revenues	US$	42	35			77	34	34	35	34	137
Cost of products	US$	(37)	(30)			(67)	(27)	(30)	(28)	(32)	(117)
Other expenses/revenues	US$	1	3			4	(2)	(2)	(1)	4	(1)
Depreciation, amortization and depletion	US$	1	1			2	1	—	1	1	3

EBITDA	US$	7	9	—	—	16	6	2	7	7	22
Depreciation, amortization and depletion	US$	(1)	(1)	—	—	(2)	(1)	—	(1)	(1)	(3)

EBIT	US$	6	8	—	—	14	5	2	6	6	19
Impairment	US$					—	—	—	—	24	24
Net financial result	US$	(1)	(7)			(8)	5	16	(2)	(17)	2

Income (loss) before income tax and social contribution	US$	5	1	—	—	6	10	18	4	13	45
Income tax and social contribution	US$	(2)	—			(2)	(4)	(7)	(1)	4	(8)

Net income (loss)	US$	3	1	—	—	4	6	11	3	17	37

Pelletizing Affiliates – Hispanobras (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	425	99			524	268	625	94	386	1,373
Quantity sold — internal market	MT (thousand)	460	790			1,250	637	265	730	580	2,212

Quantity sold — total	MT (thousand)	885	889	—	—	1,774	905	890	824	966	3,585

Average sales price — external market	US$	32.48	57.40			37.19	29.54	33.75	32.62	33.06	32.66
Average sales price — internal market	US$	31.18	42.37			38.25	29.95	38.90	32.56	33.13	32.72
Average sales price — total	US$	31.83	44.04			37.95	29.75	36.33	32.59	33.10	32.94

Stockholders’ equity	US$	33	37			37	27	34	34	32	32

Net operating revenues	US$	28	40			68	27	32	27	31	117
Cost of products	US$	(27)	(31)			(58)	(23)	(28)	(21)	(32)	(104)
Other expenses/revenues	US$	1	1			2	(1)	2	(5)	(1)	(5)
Depreciation, amortization and depletion	US$	1	—			1	1	—	1	—	2

EBITDA	US$	3	10	—	—	13	4	6	2	(2)	10
Depreciation, amortization and depletion	US$	(1)	—	—	—	(1)	(1)	—	(1)	—	(2)

EBIT	US$	2	10	—	—	12	3	6	1	(2)	8
Impairment		—	—			—	—	—	1	—	1
Net financial result	US$	—	—			—	(1)	(2)	(1)	1	(3)

Income (loss) before income tax and social contribution	US$	2	10	—	—	12	2	4	1	(1)	6
Income tax and social contribution	US$	(1)	(3)			(4)	(1)	—	(1)	1	(1)

Net income	US$	1	7	—	—	8	1	4	—	—	5

Pelletizing Affiliates – Itabrasco (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	762	903			1,665	306	778	838	700	2,622
Quantity sold — internal market	MT (thousand)	—	105			105	507	65	—	81	653

Quantity sold — total	MT (thousand)	762	1,008	—	—	1,770	813	843	838	781	3,275

Average sales price — external market	US$	32.84	43.39			38.56	29.97	33.53	32.96	32.97	32.78
Average sales price — internal market	US$	—	38.29			38.29	29.20	55.87	—	33.20	32.35
Average sales price — total	US$	32.84	42.86			38.55	29.54	35.25	32.96	33.00	32.71
Long-term indebtedness, gross	US$	1	1			1	5	—	1	1	1

Total indebtedness, gross	US$	1	1	—	—	1	5	—	1	1	1

Stockholders’ equity	US$	23	26			26	20	23	24	22	22

Net operating revenues	US$	25	43			68	25	31	27	25	108
Cost of products	US$	(24)	(35)			(59)	(21)	(26)	(25)	(24)	(96)
Other expenses/revenues	US$	—	—			—	(2)	2	(1)	(2)	(3)
Depreciation, amortization and depletion	US$	—	—			—	—	—	—	—	—

EBITDA	US$	1	8	—	—	9	2	7	1	(1)	9
Depreciation, amortization and depletion	US$	—	—	—	—	—	—	—	—	—	—

EBIT	US$	1	8	—	—	9	2	7	1	(1)	9
Net financial result	US$	—				—	(1)	(2)	1	1	(1)

Income before income tax and social contribution	US$	1	8	—	—	9	1	5	2	—	8
Income tax and social contribution	US$	—	(3)			(3)	(1)	(2)	—	—	(3)

Net income	US$	1	5	—	—	6	—	3	2	—	5

Pelletizing Affiliates – Nibrasco (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	563	803			1,366	469	513	509	761	2,252
Quantity sold — internal market — CVRD	MT (thousand)	1,327	903			2,230	1,303	1,180	1,085	874	4,442
Quantity sold — internal market — Others	MT (thousand)	33	33			66	28	26	32	33	119

Quantity sold — total	MT (thousand)	1,923	1,739	—	—	3,662	1,800	1,719	1,626	1,668	6,813

Average sales price — external market	US$	31.45	34.49			33.24	28.76	27.69	32.96	32.41	30.70
Average sales price — internal market	US$	31.51	35.96			33.31	27.38	28.23	34.18	30.44	29.87
Average sales price — total	US$	31.49	33.23			32.31	27.75	28.07	33.79	31.35	30.14
Long-term indebtedness, gross	US$	—	—			—	1	—	—	—	—
Short-term indebtedness, gross	US$	1	—			—	2	2	2	1	1

Total indebtedness, gross	US$	1	—	—	—	—	3	2	2	1	1

Stockholders’ equity	US$	40	41			41	25	28	33	35	35

Net operating revenues	US$	65	66			131	50	50	60	57	217
Cost of products	US$	(59)	(57)			(116)	(48)	(51)	(53)	(54)	(206)
Other expenses/revenues	US$	2	4			6	—	—	(1)	—	(1)
Depreciation, amortization and depletion	US$	1	1			2	1	1	1	1	4

EBITDA	US$	9	14	—	—	23	3	—	7	4	14
Depreciation, amortization and depletion	US$	(1)	(1)	—	—	(2)	(1)	(1)	(1)	(1)	(4)

EBIT	US$	8	13	—	—	21	2	(1)	6	3	10
Impairment	US$	—	—			—	—	—	1	—	1
Net financial result	US$	—	—			—	—	—	(1)	(1)	(2)

Income (loss) before income tax and social contribution	US$	8	13	—	—	21	2	(1)	6	2	9
Income tax and social contribution	US$	(3)	(4)			(7)	(1)	—	—	(1)	(2)

Net income (loss)	US$	5	9	—	—	14	1	(1)	6	1	7

Pelletizing Affiliates – Samarco (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — Pellets	MT (thousand)	3,462	3,177			6,639	3,338	3,339	3,359	3,454	13,490
Quantity sold — Iron ore	MT (thousand)	497	471			968	650	938	569	319	2,476

Quantity sold — total	MT (thousand)	3,959	3,648	—	—	7,607	3,988	4,277	3,928	3,773	15,966

Average sales price — Pellets	US$	39.31	39.11			39.21	29.78	35.03	35.47	35.85	34.05
Average sales price — Iron ore	US$	16.88	19.66			18.23	16.39	16.57	17.56	14.36	16.47
Average sales price — total	US$	36.49	36.60			36.54	27.59	30.98	32.88	34.03	31.32
Long-term indebtedness, gross	US$	21	46			46	56	50	38	25	25
Short-term indebtedness, gross	US$	174	153			153	123	138	136	167	167

Total indebtedness, gross	US$	195	199	—	—	199	179	188	174	192	192

Stockholders’ equity	US$	379	331			331	336	395	392	369	369

Net operating revenues	US$	129	132			261	103	125	119	118	465
Cost of products	US$	(59)	(53)			(112)	(48)	(59)	(58)	(57)	(222)
Other expenses/revenues	US$	(11)	(15)			(26)	(4)	(15)	(13)	(12)	(44)
Depreciation, amortization and depletion	US$	6	6			12	5	6	6	7	24

EBITDA	US$	65	70	—	—	135	56	57	54	56	223
Depreciation, amortization and depletion	US$	(6)	(6)	—	—	(12)	(5)	(6)	(6)	(7)	(24)

EBIT	US$	59	64	—	—	123	51	51	48	49	199
Impairment		—	—			—	—	(12)	—	(25)	(37)
Gain on investments accounted for by the equity method	US$	4	(2)			2	(1)	6	(2)	3	6
Net financial result	US$	(2)	(17)			(19)	—	8	(5)	(1)	2

Income (loss) before income tax and social contribution	US$	61	45	—	—	106	50	53	41	26	170
Income tax and social contribution	US$	(10)	(6)			(16)	(12)	(7)	(8)	(3)	(30)

Net income (loss)	US$	51	39	—	—	90	38	46	33	23	140

Pelletizing Affiliates – GIIC (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31 (*)	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	906	683			1.589	772	1,178	900	1,089	3,939

Quantity sold — total	MT (thousand)	906	683	—	—	1.589	772	1,178	900	1,089	3,939

Average sales price — external market	US$	52.68	58.27			55.08	41.00	43.30	41.18	43.11	42.31
Average sales price — total	US$	52.68	58.27			55.08	41.00	43.30	41.18	43.11	42.31
Long-term indebtedness, gross	US$	20	20			20	35	35	30	25	25

Total indebtedness, gross	US$	20	20	—	—	20	35	35	30	25	25

Stockholders’ equity	US$	76	77			77	67	75	75	80	80

Net operating revenues	US$	48	40			88	32	51	43	49	175
Cost of products	US$	(36)	(33)			(69)	(25)	(39)	(33)	(38)	(135)
Other expenses/revenues	US$	(4)	(3)			(7)	(3)	(2)	(6)	(6)	(17)
Depreciation, amortization and depletion	US$	1	1			2	1	—	1	1	3

EBITDA	US$	9	5	—	—	14	5	10	5	6	26
Depreciation, amortization and depletion	US$	(1)	(1)	—	—	(2)	(1)	—	(1)	(1)	(3)

EBIT	US$	8	4	—	—	12	4	10	4	5	23
Net financial result	US$	—	—			—	—	—	—	1	1

Net income	US$	8	4	—	—	12	4	10	4	6	24

(*) Refers to the statements up to February 2003.

Manganese and Ferroalloys Area – RDM (Additional information — Unaudited) — Consolidated Subsidiary

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market — Ferroalloys	MT (thousand)	37	31			68	30	40	47	51	168
Quantity sold — internal market — Ferroalloys	MT (thousand)	45	47			92	37	38	43	46	164

Quantity sold — total	MT (thousand)	82	78	—	—	160	67	78	90	97	332

Quantity sold — external market — Manganese	MT (thousand)	213	350			563	147	306	261	294	1,008
Quantity sold — internal market — Manganese	MT (thousand)	72	72			144	94	76	83	76	329

Quantity sold — total	MT (thousand)	285	422	—	—	707	241	382	344	370	1,337

Average sales price — external market — Ferroalloys	US$	713.01	1,006.84			846.96	573.88	549.79	534.97	621.32	571.66
Average sales price — internal market — Ferroalloys	US$	700.76	1,038.88			873.50	505.02	664.75	607.37	623.79	602.18
Average sales price — total	US$	706.34	1,026.72			862.53	536.68	606.47	569.57	622.52	587.07
Average sales price — external market — Manganese	US$	44.98	48.51			47.17	46.71	42.17	43.96	43.14	43.58
Average sales price — internal market — Manganese	US$	45.15	55.80			50.48	36.35	46.00	50.48	43.29	43.75
Average sales price — total	US$	45.02	49.76			47.85	42.65	42.93	45.52	43.17	43.61
Long-term indebtedness, gross	US$	12	11			11	20	39	39	19	19
Short-term indebtedness, gross	US$	40	34			34	37	25	18	42	42

Total indebtedness, gross	US$	52	45	—	—	45	57	64	57	61	61

Stockholders’ equity	US$	218	234			234	89	112	119	207	207

Net operating revenues	US$	62	87			149	41	58	59	69	227
Cost of products	US$	(38)	(37)			(75)	(24)	(31)	(38)	(47)	(140)
Other expenses/revenues	US$	(10)	(7)			(17)	(7)	(10)	(8)	(14)	(39)
Depreciation, amortization and depletion	US$	2	2			4	2	2	2	1	7

EBITDA	US$	16	45	—	—	61	12	19	15	9	55
Depreciation, amortization and depletion	US$	(2)	(2)	—	—	(4)	(2)	(2)	(2)	(1)	(7)

EBIT	US$	14	43	—	—	57	10	17	13	8	48
Impairment	US$	—	—			—	—	—	—	(17)	(17)
Gain on sale of investments	US$	—	—			—	—	—	—	61	61
Net financial result	US$	1	1			2	(3)	(8)	(1)	(2)	(14)
Minority interest	US$	—	—			—	—	—	—	(3)	(3)

Income before income tax and social contribution	US$	15	44	—	—	59	7	9	12	47	75
Income tax and social contribution	US$	(2)	(14)			(16)	(2)	(1)	(2)	11	6

Net income	US$	13	30	—	—	43	5	8	10	58	81

Manganese and Ferroalloys Area – Urucum (Additional information — Unaudited) - Consolidated Subsidiary

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market — Iron ore	MT (thousand)	127	106			233	238	174	214	261	887
Quantity sold — internal market — Iron ore	MT (thousand)	—	3			3	7	—	3	—	10

Quantity sold — total	MT (thousand)	127	109	—	—	236	245	174	217	261	897

Quantity sold — external market — Manganese	MT (thousand)	22	4			26	18	43	52	30	143
Quantity sold — internal market — Manganese	MT (thousand)	50	62			112	46	66	55	82	249

Quantity sold — total	MT (thousand)	72	66	—	—	138	64	109	107	112	392

Quantity sold — external market — Ferroalloys	MT (thousand)	4	4			8	5	3	8	4	20
Quantity sold — internal market — Ferroalloys	MT (thousand)	1	—			1	—	—	—	1	1

Quantity sold — total	MT (thousand)	5	4	—	—	9	5	3	8	5	21

Average sales price — external market — Iron ore	US$	15.05	19.09			16.89	13.70	15.03	15.86	14.99	14.86
Average sales price — internal market — Iron ore	US$	—	2.28			2.28	3.26	—	2.21	—	2.95
Average sales price — total	US$	15.05	18.63			16.70	13.43	15.03	15.67	14.99	14.74
Average sales price — external market — Manganese	US$	49.84	54.87			50.61	36.35	35.81	38.95	37.07	37.28
Average sales price — internal market — Manganese	US$	44.19	47.69			46.13	32.91	38.10	42.22	42.84	39.61
Average sales price — total	US$	45.92	48.10			46.96	33.87	37.18	40.66	41.30	38.77
Average sales price — external market — Ferroalloys	US$	564.53	863.73			714.13	509.35	503.55	483.38	483.45	492.91
Average sales price — internal market — Ferroalloys	US$	394.48	—			394.48	—	—	—	388.80	388.80
Average sales price — total	US$	546.44	863.73			687.46	509.35	503.55	483.38	470.78	489.44
Long-term indebtedness, gross	US$	—	3			3	—	—	—	—	—
Short-term indebtedness, gross	US$	4	1			1	—	5	5	8	8

Total indebtedness, gross	US$	4	4	—	—	4	—	5	5	8	8

Stockholders’ equity	US$	15	9			9	17	10	12	14	14

Net operating revenues	US$	7	8			15	8	8	11	9	36
Cost of products	US$	(3)	(4)			(7)	(3)	(3)	(6)	(5)	(17)
Other expenses/revenues	US$	(2)	(1)			(3)	(2)	—	(2)	(2)	(6)
Depreciation, amortization and depletion	US$	—	—			—	—	—	—	—	—

EBITDA	US$	2	3	—	—	5	3	5	3	2	13
Depreciation, amortization and depletion	US$	—	—	—	—	—	—	—	—	—	—

EBIT	US$	2	3	—	—	5	3	5	3	2	13
Net financial result	US$	—	—			—	—	(2)	—	—	(2)

Income before income tax and social contribution	US$	2	3	—	—	5	3	3	3	2	11
Income tax and social contribution	US$	(1)	(1)			(2)	(1)	—	(2)	—	(3)

Net income	US$	1	2	—	—	3	2	3	1	2	8

Manganese and Ferroalloys Area – RDME (Additional information — Unaudited) - Consolidated Subsidiary

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market — Sinter	MT (thousand)	66	86			152	34	82	23	30	169

Quantity sold — total	MT (thousand)	66	86	—	—	152	34	82	23	30	169

Quantity sold — external market — Manganese	MT (thousand)	55	33			88	31	64	51	51	197

Quantity sold — total	MT (thousand)	55	33	—	—	88	31	64	51	51	197

Quantity sold — external market — Ferroalloys	MT (thousand)	64	41			105	43	36	40	53	172

Quantity sold — total	MT (thousand)	64	41	—	—	105	43	36	40	53	172

Average sales price — external market — Sinter	US$	103.70	108.70			106.53	114.14	109.90	107.72	101.00	108.88
Average sales price — total	US$	103.70	108.70			106.53	114.14	109.90	107.72	101.00	108.88
Average sales price — external market — Manganese	US$	73.22	78.16			75.07	105.80	75.30	83.70	81.70	83.93
Average sales price — total	US$	73.22	78.16			75.07	105.80	75.30	83.70	81.70	83.93
Average sales price — external market — Ferroalloys	US$	588.12	954.98			731.37	609.70	583.90	546.70	572.80	578.28
Average sales price — total	US$	588.12	954.98			731.37	609.70	583.90	546.70	572.80	578.28
Long-term indebtedness, gross	US$	3	3			3	2	2	5	4	4

Total indebtedness, gross	US$	3	3	—	—	3	2	2	5	4	4

Stockholders’ equity	US$	67	67			67	59	60	63	65	65

Net operating revenues	US$	51	55			106	36	35	30	40	141
Cost of products	US$	(47)	(51)			(98)	(32)	(32)	(27)	(36)	(127)
Other expenses/revenues	US$	(1)	(3)			(4)	(1)	(1)	(1)	(2)	(5)
Depreciation, amortization and depletion	US$	1	1			2	1	1	1	1	4

EBITDA	US$	4	2	—	—	6	4	3	3	3	13
Depreciation, amortization and depletion	US$	(1)	(1)	—	—	(2)	(1)	(1)	(1)	(1)	(4)

EBIT	US$	3	1	—	—	4	3	2	2	2	9
Impairment	US$	—	—			—	—	—	—	—	—
Net financial result	US$	—	—			—	—	—	—	—	—

Income before income tax and social contribution	US$	3	1	—	—	4	3	2	2	2	9
Income tax and social contribution	US$	—	—			—	—	—	—	—	—

Net income	US$	3	1	—	—	4	3	2	2	2	9

Steel Area – CST (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	809	931			1,740	1,013	964	902	802	3,681
Quantity sold — internal market	MT (thousand)	340	340			680	2	1	2	2	7

Quantity sold — total	MT (thousand)	1,149	1,271	—	—	2,420	1,015	965	904	804	3,688

Average sales price — external market	US$	262.65	357.39			313.34	229.78	238.69	244.16	235.70	236.93
Average sales price — internal market	US$	304.12	346.25			325.18	219.12	255.89	253.93	256.56	245.02
Average sales price — total	US$	274.92	354.40			316.66	229.76	238.71	244.18	235.75	236.94
Long-term indebtedness, gross	US$	585	552			552	619	628	635	633	633
Short-term indebtedness, gross	US$	131	117			117	168	148	150	143	143

Total indebtedness, gross	US$	716	669	—	—	669	787	776	785	776	776

Stockholders’ equity (*)	US$	2,468	2,633			2,633	2,410	2,380	2,382	2,407	2,407

Net operating revenues	US$	351	430			781	299	331	332	322	1,284
Cost of products	US$	(215)	(247)			(462)	(197)	(213)	(215)	(230)	(855)
Other expenses/revenues	US$	(45)	(32)			(77)	(30)	(42)	(36)	(54)	(162)
Depreciation, amortization and depletion	US$	47	52			99	44	49	46	43	182

EBITDA	US$	138	203	—	—	341	116	125	127	81	449
Depreciation, amortization and depletion	US$	(47)	(52)	—	—	(99)	(44)	(49)	(46)	(43)	(182)

EBIT	US$	91	151	—	—	242	72	76	81	38	267
Result of equity investments	US$	(1)	(2)			(3)	(5)	(4)	(3)	6	(6)
Impairment	US$	—	—			—	—	—	—	—	—
Net financial result	US$	(13)	(10)			(23)	(12)	(19)	(2)	(17)	(50)

Income (loss) before income tax and social contribution	US$	77	139	—	—	216	55	53	76	27	211
Income tax and social contribution	US$	(15)	79			64	(34)	(26)	(23)	41	(42)

Net income (loss)	US$	62	218	—	—	280	21	27	53	68	169

(*) The amount of the stockholders’ equity differs from that of the note 8 due to the write-down at cost.

Steel Area – CSI (Additional information — Unaudited)

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	566	530			1,096	442	447	507	489	1,885

Quantity sold — total	MT (thousand)	566	530	—	—	1,096	442	447	507	489	1,885

Average sales price — external market	US$	419.00	539.53			477.29	445.80	401.96	374.08	389.72	401.57
Average sales price — total	US$	419.00	539.53			477.29	445.80	401.96	374.08	389.72	401.57

Stockholders’ equity	US$	205	232			232	218	212	204	206	206

Net operating revenues	US$	233	288			521	199	182	191	192	764
Cost of products / Other expenses	US$	(226)	(234)			(460)	(179)	(174)	(189)	(178)	(720)
Other expenses/revenues	US$	—	—			—	(8)	(5)	(6)	(6)	(25)
Depreciation, amortization and depletion	US$	7	6			13	7	8	7	7	29

EBITDA	US$	14	60	—	—	74	19	11	3	15	48
Depreciation, amortization and depletion	US$	(7)	(6)	—	—	(13)	(7)	(8)	(7)	(7)	(29)

EBIT	US$	7	54	—	—	61	12	3	(4)	8	19
Net financial result	US$	(5)	(11)			(16)	(3)	(3)	(2)	(3)	(11)
Gain on investments accounted for by the equity method	US$	(2)	4			2	—	—	—	—	—

Income (loss) before income tax and social contribution	US$	—	47	—	—	47	9	—	(6)	5	8
Income tax and social contribution	US$	(1)	(18)			(19)	(4)	—	3	(2)	(3)

Net income (loss)	US$	(1)	29	—	—	28	5	—	(3)	3	5

Logistics Area – Docenave (Additional information — Unaudited) — Consolidated Subsidiary

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Shipping: Quantity sold — External market:
. Bulk transportation (ore oil)	MT (thousand)	1,426	1,430			2,856	2,559	1,837	1,703	1,835	7,934
. Containers (TEUS)	TEUS	7,444	8,674			16,118	2,360	3,427	4,682	6,797	17,266
. TUG (maneuver)	Maneuver	698	623			1,321	632	776	773	983	3,164
Shipping: Quantity sold — Domestic market:
. Bulk transportation (ore oil)	MT (thousand)	129	495			624	441	251	410	285	1,387
. Containers (TEUS)	TEUS	14,532	15,916			30,448	9,682	11,987	12,053	14,872	48,594
. TUG (maneuver)	Maneuver	912	986			1,898	1,114	1,242	1,132	1,448	4,936
Average sales price — Shipping — external market:
. Bulk transportation (ore oil)	US$	10.83	11.83			11.33	7.18	8.73	6.79	9.39	8.01
. Containers (TEUS)	US$	569.99	585.77			578.48	525.00	451.12	576.68	684.27	587.05
. TUG (maneuver)	US$	3,005.73	3,321.03			3,154.43	2,446.20	2,695.88	2,733.51	2,237.03	2,512.64
Average sales price — Shipping — domestic market:
. Bulk transportation (ore oil)	US$	3.81	8.37			7.43	5.56	3.69	6.37	3.85	5.11
. Containers (TEUS)	US$	594.62	619.63			607.69	744.16	621.84	629.55	635.56	652.32
. TUG (maneuver)	US$	3,003.29	3,294.12			3,154.37	2,447.94	2,706.12	2,749.12	2,212.02	2,512.76
Long-term indebtedness, gross	US$	1	1			1	1	1	1	1	1
Short-term indebtedness, gross	US$	1	1			1	1	1	1	1	1

Total indebtedness, gross	US$	2	2	—	—	2	2	2	2	2	2

Stockholders’ equity	US$	89	95			95	134	104	86	82	82

Net operating revenues	US$	33	39			72	33	31	28	37	129
Cost of products	US$	(27)	(26)			(53)	(33)	(25)	(28)	(31)	(117)
Other expenses/revenues	US$	(3)	(2)			(5)	1	20	(9)	(8)	4
Depreciation, amortization and depletion	US$	—	1			1	—	—	—	—	—

EBITDA	US$	3	12	—	—	15	1	26	(9)	(2)	16
Depreciation, amortization and depletion	US$	—	(1)	—	—	(1)	—	—	—	—	—

EBIT	US$	3	11	—	—	14	1	26	(9)	(2)	16
Impairment	US$	—	—			—	—	—	—	—	—
Net financial result	US$	5	4			9	—	(20)	14	(1)	(7)

Income (loss) before income tax and social contribution	US$	8	15	—	—	23	1	6	5	(3)	9
Income tax and social contribution	US$	(1)	—			(1)	(1)	1	—	(1)	(1)

Net income (loss)	US$	7	15	—	—	22	—	7	5	(4)	8

Logistics Area – FCA (Additional information — Unaudited) — Consolidated Subsidiary

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — internal market — Railroad Service	(thousand)	5,807	6,943			12,750	5,431	6,024	6,336	6,028	23,819

Quantity sold — total	(thousand)	5,807	6,943	—	—	12,750	5,431	6,024	6,336	6,028	23,819

Average sales price — internal market — Railroad Service	US$	7.86	8.19			8.04	5.58	7.05	7.86	7.69	7.09
Average sales price — total	US$	7.86	8.19			8.04	5.58	7.05	7.86	7.69	7.09
Long-term indebtedness, gross	US$	111	107			107	103	120	115	115	115
Short-term indebtedness, gross	US$	18	18			18	13	16	16	17	17

Total indebtedness, gross	US$	129	125	—	—	125	116	136	131	132	132

Stockholders’ equity	US$	29	19			19	16	40	29	37	37

Net operating revenues	US$	39	47			86	26	38	44	41	149
Cost of products	US$	(43)	(44)			(87)	(29)	(51)	(45)	(55)	(180)
Other expenses/revenues	US$	1	(4)			(3)	(5)	(3)	(7)	(11)	(26)
Depreciation, amortization and depletion	US$	4	3			7	2	1	3	4	10

EBITDA	US$	1	2	—	—	3	(6)	(15)	(5)	(21)	(47)
Depreciation, amortization and depletion	US$	(4)	(3)	—	—	(7)	(2)	(1)	(3)	(4)	(10)

EBIT	US$	(3)	(1)	—	—	(4)	(8)	(16)	(8)	(25)	(57)
Impairment	US$	—	—			—	(2)	—	—	—	(2)
Net financial result	US$	(4)	(7)			(11)	—	6	(4)	(2)	—
Minority interest	US$	—	—			—	—	—	—	—	—

Net income (loss)	US$	(7)	(8)	—	—	(15)	(10)	(10)	(12)	(27)	(59)

Others – PPSA (Additional information — Unaudited) — Consolidated Subsidiary

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total
Quantity sold — external market	MT (thousand)	85	88			173	91	71	101	104	367
Quantity sold — internal market	MT (thousand)	13	13			26	17	13	13	13	56

Quantity sold — total	MT (thousand)	98	101	—	—	199	108	84	114	117	423

Average sales price — external market	US$	153.43	154.75			154.10	156.52	159.99	143.15	153.80	152.74
Average sales price — internal market	US$	157.45	157.92			157.69	127.82	165.77	156.85	159.62	150.75
Average sales price — total	US$	153.94	155.42			154.69	152.00	160.88	144.71	154.45	152.48
Long-term indebtedness, gross	US$	39	31			31	77	72	44	44	44
Short-term indebtedness, gross	US$	5	1			1	13	3	12	9	9

Total indebtedness, gross	US$	44	32	—	—	32	90	75	56	53	53

Stockholders’ equity	US$	29	27			27	(15)	(5)	28	26	26

Net operating revenues	US$	15	15			30	16	11	16	20	63
Cost of products	US$	(9)	(10)			(19)	(8)	(9)	(11)	(10)	(38)
Other expenses/revenues	US$	(2)	(2)			(4)	(2)	(7)	(3)	(3)	(15)
Depreciation, amortization and depletion	US$	1	1			2	1	1	1	2	5

EBITDA	US$	5	4	—	—	9	7	(4)	3	9	15
Depreciation, amortization and depletion	US$	(1)	(1)	—	—	(2)	(1)	(1)	(1)	(2)	(5)

EBIT	US$	4	3	—	—	7	6	(5)	2	7	10
Impairment	US$	—	—			—	—	—	—	(5)	(5)
Net financial result	US$	(1)	(3)			(4)	5	13	(5)	—	13

Income (loss) before income tax and social contribution	US$	3	—	—	—	3	11	8	(3)	2	18
Income tax and social contribution	US$	—	—			—	(1)	1	—	(2)	(2)

Net income (loss)	US$	3	—	—	—	3	10	9	(3)	—	16

Others – Caemi (Additional information — Unaudited) — Consolidated Subsidiary

		2004					2003
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	March 31 (*)	June 30 (*)	September 30	December 31	Total
IRON ORE
Quantity sold — external market	MT (thousand)	7,855	7,407			15,262	—	—	2,798	8,598	11,396
Quantity sold — internal market	MT (thousand)	1,941	2,851			4,792	—	—	612	1,868	2,480

Quantity sold — total	MT (thousand)	9,796	10,258	—	—	20,054	—	—	3,410	10,466	13,876

Average sales price — external market	US$	19.00	22.68			20.79	—	—	18.74	18.64	18.66
Average sales price — internal market	US$	14.00	14.62			14.37	—	—	11.81	10.89	11.12
Average sales price — total	US$	18.00	20.44			19.25	—	—	17.85	17.25	17.40
REFRACTORY BAUXITE
Quantity sold — external market	MT (thousand)	19	—			19	—	—	4	13	17
Quantity sold — internal market	MT (thousand)	1	—			1	—	—	5	13	18

Quantity sold — total	MT (thousand)	20	—	—	—	20	—	—	9	26	35

Average sales price — external market	US$	148.20	—			148.20	—	—	163.50	154.08	156.30
Average sales price — internal market	US$	158.00	—			158.00	—	—	141.00	168.62	160.95
Average sales price — total	US$	148.67	—			148.67	—	—	151.00	161.35	158.69
KAOLIN
Quantity sold — external market	MT (thousand)	169	174			343	—	—	61	145	206
Quantity sold — internal market	MT (thousand)	18	18			36	—	—	7	18	25

Quantity sold — total	MT (thousand)	187	192	—	—	379	—	—	68	163	231

Average sales price — external market	US$	153.64	161.84			157.80	—	—	145.67	167.13	160.78
Average sales price — internal market	US$	210.17	184.56			197.37	—	—	179.00	152.96	160.25
Average sales price — total	US$	159.08	163.94			161.54	—	—	149.10	165.05	160.35
Long-term indebtedness, gross	US$	189	166			166	—	—	199	194	194
Short-term indebtedness, gross	US$	14	10			10	—	—	8	16	16

Total indebtedness, gross	US$	203	176	—	—	176	—	—	207	210	210

Stockholders’ equity	US$	979	967			967	—	—	911	959	959

Net operating revenues	US$	189	214			403	—	—	65	202	267
Cost of products	US$	(121)	(98)			(219)	—	—	(40)	(110)	(150)
Other expenses/revenues	US$	(20)	(23)			(43)	—	—	(7)	(41)	(48)
Depreciation, amortization and depletion	US$	29	17			46	—	—	9	10	19

EBITDA	US$	77	110	—	—	187	—	—	27	61	88
Depreciation, amortization and depletion	US$	(29)	(17)	—	—	(46)	—	—	(9)	(10)	(19)

EBIT	US$	48	93	—	—	141	—	—	18	51	69
Impairment	US$	—	—			—	—	—	—	(17)	(17)
Gain on investments accounted for by the equity method	US$	5	5			10	—	—	3	28	31
Net financial result	US$	(4)	(1)			(5)	—	—	(8)	5	(3)

Income before income tax and social contribution	US$	49	97	—	—	146	—	—	13	67	80
Income tax and social contribution	US$	(16)	(31)			(47)	—	—	(2)	(13)	(15)
Minority interest	US$	(7)	(13)			(20)	—	—	3	(14)	(11)

Net income	US$	26	53	—	—	79	—	—	14	40	54

(*) Consolidated as from September 1, 2003.

Indexes on CVRD’s Consolidated Debt (Additional information — Unaudited)

	As of and for the three-			As of and for the six
	month periods ended			months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2004	2004	2003	2004	2003
Current debt
Current portion of long-term debt — unrelated parties	853	844	1,021	853	1,021
Short-term debt	127	171	131	127	131
Loans from related parties	45	50	64	45	64

	1,025	1,065	1,216	1,025	1,216
Long-term debt
Long-term debt — unrelated parties	3,488	3,458	2,061	3,488	2,061
Loans from related parties	1	3	5	1	5

	3,489	3,461	2,066	3,489	2,066

Gross debt (current plus long-term debt)	4,514	4,526	3,282	4,514	3,282

Interest paid over:
Short-term debt	—	(2)	(1)	(2)	(7)
Long-term debt	(51)	(80)	(33)	(131)	(86)

Interest paid	(51)	(82)	(34)	(133)	(93)
EBITDA	971	743	490	1,714	932
Stockholders’ equity	5,179	5,099	4,562	5,179	4,562
EBITDA / Interest paid	19.04	9.06	14.41	12.89	10.02
Gross Debt / EBITDA	1.16	1.52	1.67	1.32	1.76
Gross debt / Equity Capitalization (%)	47	47	42	47	42
Financial expenses
Third party — local debt	(12)	(13)	(4)	(25)	(9)
Third party — foreign debt	(67)	(43)	(35)	(110)	(74)
Related party debt	(5)	(2)	(2)	(7)	(7)

Gross interest	(84)	(58)	(41)	(142)	(90)
Labor and civil claims and tax-related actions	(9)	(6)	(6)	(15)	(12)
Tax on financial transactions — CPMF	(14)	(4)	(5)	(18)	(9)
Derivatives (Interest rate / Currencies)	37	(34)	4	3	(4)
Derivatives (gold / alumina)	(14)	(25)	—	(39)	—
Others	(22)	(15)	(16)	(37)	(31)

	(106)	(142)	(64)	(248)	(146)

Financial income
Cash and cash equivalents	10	9	26	19	36
Others	9	3	3	12	21

	19	12	29	31	57

Financial expenses, net	(87)	(130)	(35)	(217)	(89)

Foreign exchange and monetary gain (losses) on liabilities	(363)	(65)	804	(428)	1,076
Foreign exchange and monetary gain (losses) on assets	118	23	(547)	141	(769)

Foreign exchange and monetary gain (losses), net	(245)	(42)	257	(287)	307

Financial result, net	(332)	(172)	222	(504)	218

Calculation of EBITDA (Additional information — Unaudited)

	As of and for the			As of and for the six
	three-month periods ended			months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2004	2004	2003	2004	2003
Operating income	832	583	388	1,415	751
Depreciation	79	99	54	178	97

	911	682	442	1,593	848
Write-down of assets	—	—	12	—	12
Dividends received	60	61	36	121	72

EBITDA	971	743	490	1,714	932

Net operating revenues	1,920	1,656	1,170	3,576	2,280
Margin EBITDA	50.6%	44.9%	41.9%	47.9%	40.9%

Adjusted EBITDA x Operating Cash Flows (Additional information — Unaudited)

	As of and for the three-month periods ended						As of and for the six months ended
	June 30, 2004		March 31, 2004		June 30, 2003		June 30, 2004		June 30, 2003
		Operating		Operating		Operating		Operating		Operating
	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows	EBITDA	cash flows
Net income	504	504	405	405	456	456	909	909	810	810
Income tax	23	23	(32)	(32)	25	25	(9)	(9)	90	90
Income tax cash	41	—	97	—	135	—	138	—	141	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(150)	(150)	(86)	(86)	(35)	(35)	(236)	(236)	(129)	(129)
Foreign exchange and monetary losses	245	291	42	45	(257)	(257)	287	336	(307)	(399)
Financial expenses	87	27	130	(14)	35	3	217	13	89	16
Minority interests	82	82	27	27	29	29	109	109	47	47
Change in accounting pratice for asset retirement obligations	—		—	—	—	—	—	—	10	10
Net working capital	—	(221)	—	56	—	141	—	(165)	—	186
Others	—	5	—	36	—	(5)	—	41	—	3

Operating income	832	561	583	437	388	357	1,415	998	751	634
Depreciation, depletion and amortization	79	79	99	99	54	54	178	178	97	97
Dividends received	60	60	61	61	36	36	121	121	72	72
Impairment of property, plant and equipment	—	—	—	—	12	12	—	—	12	12

	971	700	743	597	490	459	1,714	1,297	932	815

Operating cash flows		700		597		459		1,297		815

Income tax		41		97		135		138		141
Foreign exchange and monetary losses		(46)		(3)		—		(49)		92
Financial expenses		60		144		32		204		73
Net working capital		221		(56)		(141)		165		(186)
Others		(5)		(36)		5		(41)		(3)

EBITDA		971		743		490		1,714		932

Board of Directors, Fiscal Council and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Pedro Carlos de Mello
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Marcelo Amaral Moraes

Arlindo Magno de Oliveira	Oswaldo Mário Pêgo de Amorim Azevedo

Cláudio Bernardo Guimarães de Moraes

Erik Persson
Executive Officers
Francisco Valadares Póvoa
Jaques Wagner	Roger Agnelli Chief Executive Officer

Katsuto Momii	José Carlos Martins
Executive Officer for Business Development and
Oscar Augusto de Camargo Filho	Participations

Renato da Cruz Gomes	Armando de Oliveira Santos Neto
Executive Officer for Ferrous Minerals

Ricardo Carvalho Giambroni	Carla Grasso
Executive Officer for Human Resources and
Advisory Committees of the Board of Directors	Corporate Services

Audit Committee	Antonio Miguel Marques
Antonio José de Figueiredo Ferreira	Executive Officer for Non-Ferrous Minerals
Heitor Ribeiro Filho
Inácio Clemente da Silva	Fábio de Oliveira Barbosa
Paulo Roberto Ferreira de Medeiros	Chief Financial Officer

Executive Development Committee	Gabriel Stoliar
Arlindo Magno de Oliveira	Executive Officer for Planning and Control
Francisco Valadares Póvoa
João Moisés de Oliveira	Guilherme Rodolfo Laager
Olga Loffredi	Executive Officer for Logistics
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Gabriel Stoliar
Cézar Manoel de Medeiros
José Roberto Mendonça de Barros
Samir Zraick

Finance Committee
Roger Agnelli	Otto de Souza Marques Junior
Fábio de Oliveira Barbosa	Chief Officer of Control Department
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Wanderley Rezende de Souza
Eduardo de Carvalho Duarte
Governance and Ethics Committee	Chief Accountant
Renato da Cruz Gomes	CRC-RJ 57439
Ricardo Simonsen
Ricardo Carvalho Giambroni

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 13, 2004	By: /s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa Chief Financial Officer